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As filed with the Securities and Exchange Commission on September 19, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MIRANDA MINING CORPORATION
(Name of Subject Company (Issuer))

Yukon Territory, Canada
(Jurisdiction of Subject Company's (Issuer's) Incorporation or Organization)

WHEATON RIVER MINERALS LTD.
(Bidder)

Common Shares, no par value
(Title of Class of Securities)

604672
(CUSIP Number of Class of Securities (if Applicable))

Jonathan C. Guest
Perkins Smith & Cohen LLP
One Beacon Street, 30th floor
Boston, MA 02108
(617) 854-4000

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Bidder)

Copy to:

Jeffrey P. Roy
Cassels Brock & Blackwell LLP
Suite 2100, Scotia Plaza
40 King Street West
Toronto, ON M5H 3C2

SEPTEMBER 19, 2003
(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
US$9,079,316.00(1)	US$735.00(1)

(1)
The fee has been calculated pursuant to the instructions to Schedule 14D-1F in accordance with Rule 0-11 of the Securities Exchange Act of 1934 (the "Exchange Act") in the amount ($80.90 per million) prescribed by Section 14(g)(3) of the Exchange Act, based on the offer to purchase 16,907,478 common shares of Miranda Mining Corporation, which is the number of common shares of such corporation outstanding in the United States as of September 18, 2003, at an offered price of US$0.537 per share.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offering fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

        Offer and Offering Circular dated as of September 19, 2003, including the Letter of Transmittal and Notice of Guaranteed Delivery.

Item 2. Informational Legends

        See page 2, "Notice to Shareholders in the United States", in the Offer and Offering Circular dated September 19, 2003

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional adviser.

MMC ACQUISITION LIMITED
a wholly-owned subsidiary of
 WHEATON RIVER MINERALS LTD.
OFFER TO PURCHASE FOR CASH
all of the Common Shares of
 MIRANDA MINING CORPORATION
on the basis of
 U.S. $0.53637 PER COMMON SHARE
(subject to adjustment as set forth herein)

The offer (the "Offer") by MMC Acquisition Limited (the "Offeror"), a wholly-owned subsidiary of Wheaton River Minerals Ltd. ("Wheaton River"), to purchase all of the issued and outstanding common shares ("Common Shares") of Miranda Mining Corporation ("Miranda"), including Common Shares which may become outstanding on the exercise of existing Options and Convertible Securities, will be open for acceptance until 5:00 p.m. (Toronto time) on October 27, 2003 unless extended or withdrawn.

The Offer is made only for Common Shares and is not made for any Options or Convertible Securities. Any holder of Options or Convertible Securities who wishes to accept the Offer must exercise such holder's Options or Convertible Securities to obtain certificates representing Common Shares and deposit such Common Shares in accordance with the Offer.

The Offer is subject to certain conditions including, without limitation, there being validly deposited under the Offer and not withdrawn at least 90% (on a diluted basis) of the Common Shares (the "Minimum Condition"). See "Conditions of the Offer" in Section 4 of the Offer.

THE BOARD OF DIRECTORS OF MIRANDA HAS UNANIMOUSLY DETERMINED THAT THE CONSIDERATION TO BE PAID FOR THE SHARES IS FAIR TO THE HOLDERS OF COMMON SHARES (THE "SHAREHOLDERS") FROM A FINANCIAL POINT OF VIEW AND IS IN THE BEST INTERESTS OF THE SHAREHOLDERS AND HAS UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR COMMON SHARES TO THE OFFER. SEE THE DIRECTORS' CIRCULAR OF THE MIRANDA BOARD OF DIRECTORS ACCOMPANYING THIS DOCUMENT.

SHAREHOLDERS OWNING OR CONTROLLING 61.43% OF THE FULLY DILUTED COMMON SHARES HAVE ENTERED INTO LOCK UP AND SUPPORT AGREEMENTS WITH WHEATON RIVER, PURSUANT TO WHICH THEY HAVE IRREVOCABLY COMMITTED TO TENDER THEIR COMMON SHARES TO THE OFFER AND TO OTHERWISE SUPPORT THE OFFER.

The amount payable per Common Share is subject to adjustment as provided in the Pre-Acquisition Agreement dated September 3, 2003 between Wheaton River and Miranda. In the event that a price adjustment is made, a notice of variation of the Offer and a Director's Circular will be sent to Shareholders and the Expiry Date of the Offer will be extended for ten days from the notice of variation. Shareholders should carefully review the section entitled "Agreements Relating to the Offer — Pre-Acquisition Agreement".

Miranda has entered into a Pre-Acquisition Agreement with Wheaton River with respect to the Offer. See "Agreements Relating to the Offer — Pre-Acquisition Agreement" in the Offering Circular.

Shareholders wishing to accept the Offer must properly complete and sign the accompanying Letter of Transmittal (printed on blue paper) or a facsimile thereof and deposit it, together with certificates representing their Common Shares, with Kingsdale Shareholder Services Inc. (the "Depositary"), at the office set out in the Letter of Transmittal, in accordance with the instructions set forth therein. Alternatively, Shareholders whose certificates are not immediately available may deposit their certificates representing such shares pursuant to the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the accompanying Notice of Guaranteed Delivery (printed on yellow paper).

The outstanding Common Shares are listed and posted for trading on the TSX Venture Exchange (the "TSX-V"). On September 3, 2003, the last day on which the Common Shares traded prior to the public announcement of this Offer, the closing price of the Common Shares was Cdn $0.50 (or U.S. $0.36 on the basis of Bank of Canada noon rate for the exchange of Canadian Dollars into U.S. Dollars on September 3, 2003).

Questions and requests for assistance may be directed to the Depositary and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at its office set out in the Letter of Transmittal. Persons whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

Shareholders should be aware that, during the currency of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for or acquire Common Shares as permitted by applicable law.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Depositary for the Offer:
KINGSDALE SHAREHOLDER SERVICES INC.
Scotia Plaza
40 King Street West
Suite 3600
Toronto, Ontario
M5H 3Y2

September 19, 2003

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        The Offer is made for the securities of a foreign issuer and while the Offer is subject to Canadian disclosure requirements, Shareholders should be aware that such disclosure requirements are different from those of the United States.

        Shareholders should be aware that the tender of Common Shares may have tax consequences both in the United States and Canada. Such consequences under United States tax law for investors who are resident in, or citizens of, the United States are not described herein.

        The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror and Miranda are located in Canada, that some or all of their respective officers and directors are residents of Canada, that some or all of the experts named in the Offering Circular may be residents of Canada, and that all or a substantial portion of the assets of the Offeror, Wheaton River and Miranda and of said persons may be located outside the United States.

        Shareholders should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Common Shares during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

        No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror or the Depositary.

FORWARD LOOKING STATEMENTS

        Certain statements contained in the accompanying Circular under "Purpose of the Offer and Plans for Miranda", in addition to certain statements contained elsewhere in this document (as well as information included in oral statements or other written statements made or to be made by Wheaton River or the Offeror), are "forward-looking statements" and are prospective. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

SUMMARY

        This is a summary only and is qualified by the more detailed information appearing elsewhere in this document. Shareholders are urged to read the Offer and the Offering Circular in their entirety. The information concerning Miranda contained in the Offer and the Offering Circular has been provided to the Offeror by Miranda or has been taken from or is based upon publicly available documents or records on file with Canadian securities regulatory authorities and other public sources. Capitalized terms used in this summary that are not defined herein are defined in the Offer and Offering Circular, including the accompanying definitions.

The Offer

        The Offeror is offering, upon the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding Common Shares of Miranda, including Common Shares which may become outstanding on the exercise of Options and other Convertible Securities on the basis of U.S. $0.53637 cash for each Common Share (subject to adjustment as set forth herein). The obligation of the Offeror to take up and pay for Common Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

        The Offer price of U.S. $0.53637 per Common Share represents an approximately 102% premium to the weighted average closing price of Cdn. $0.3669 over the 10 trading days prior to the announcement of the Offer and an approximately 47% premium to the closing price of Cdn $0.50 on the day prior to the announcement of the Offer based, in each case, on the Bank of Canada noon rate for such date. The Offer is an all cash offer and is not conditional on the Offeror obtaining financing.

        Macquarie North America Ltd., Miranda's financial advisor, has concluded that the consideration to be paid for the Shares pursuant to the Offer is fair from a financial point of view to the holders of Shares. The Board of Directors of Miranda has unanimously determined that the consideration payable pursuant to the Offer is fair to Shareholders from a financial point of view, that the Offer is in the best interests of the Shareholders and has recommended that Shareholders accept the Offer.

Price Adjustment

        The Pre-Acquisition Agreement contains provisions which allow the Offeror to reduce the amount of consideration payable to the Shareholders in certain circumstances. In particular, Miranda has provided Wheaton River with a list of all adjustments estimated by Miranda that are required to be made to the current liabilities of Miranda as at June 30, 2003 to fairly present such amounts as at August 31, 2003 after taking into account all of Miranda's closing costs and expenses relating to the Offer. Miranda agreed that the aggregate amount of the consideration payable to the Shareholders will be reduced should it be determined that Miranda's actual increase in current liabilities from June 30, 2003 to August 31, 2003, net of any increase in current assets from June 30, 2003 to August 31, 2003 after taking into account all of Miranda's closing costs and expenses and the proceeds from the exercise of all Options and other Convertible Securities of Miranda prior to completion of the Offer, exceeds the total amount of the adjustments to current liabilities, as notified to Wheaton River, by more than U.S. $100,000. In such event the consideration payable to the Shareholders will be reduced by the amount in excess of U.S. $100,000. In the event that a price adjustment is made, the Offeror will be required to mail a notice of variation of the Offer to the Shareholders. Such notice of variation will set out the change in the consideration payable. Applicable securities laws require that the Expiry Date be extended for a period of not less than ten days from the notice of variation. Shareholders who have deposited their Shares to the Offer will have the right to withdraw such Shares at any time prior to the extended Expiry Date. See "Agreements Relating to the Offer — Pre-Acquisition Agreement".

The Offeror and Wheaton River

        The Offeror was incorporated under the laws of Ontario on September 18, 2003 and is a wholly-owned subsidiary of Wheaton River. The Offeror has been incorporated and organized solely for the purpose of making the Offer, and has not otherwise carried on any material business or activity. The Offeror has commitments from

Wheaton River for not less than the funds required to make payment in full for all Common Shares offered to be acquired under the Offer. See "Source of Funds" in the Offering Circular.

        Wheaton River is engaged in the acquisition, exploration and operation of precious metal properties. The principal products and sources of cash flow for Wheaton River are gold, silver and copper. Wheaton River's primary operating properties consist of a 100% interest in the San Dimas and San Martin mines in Mexico, a 100% interest in the Peak Mine in Australia and a 37.5% interest in the Alumbrera Mine in Argentina. Since 2001, Wheaton River has focused primarily on the acquisition and operation of precious metal properties.

        As of the date hereof, Wheaton River does not own any Common Shares.

Miranda

        Miranda explores for gold and base metals deposits on projects located in the State of Guerrero, and also holds mining properties in the State of Guanajuato, Mexico. Miranda's Nukay mining operation in the State of Guerrero produces gold and silver in dore bars that are sold in Mexico City and/or exported to England, and iron oxide (tails) that are sold to the cement industry in Mexico.

Purpose of the Offer and Plans for Miranda

        On September 4, 2003, Wheaton River announced that it had entered into agreements with Teck Cominco and Miranda that would permit Wheaton River to acquire a 100% interest in the Los Filos Gold deposit and a 21.2% interest in the El Limon gold deposit, both located in the State of Guerrero, Mexico. This is to be accomplished through the acquisition by Wheaton River of 70% of the issued and outstanding shares of Nuteck from Teck Cominco for U.S. $48.4 million cash and the acquisition by the Offeror of all of the outstanding Common Shares. Miranda holds the remaining 30% of the shares of Nuteck, and holds the interest in El Limon through its ownership of 21.2% of the outstanding shares of MML.

        The purpose of the Offer is to enable the Offeror to acquire all of the Common Shares. If the Offeror acquires at least 90% of the Common Shares pursuant to the Offer and the compulsory acquisition provisions of the YBCA are available to it, the Offeror will avail itself of such provisions. If fewer than 90% of the Common Shares are deposited under the Offer, the Offeror is not required to take up and pay for any Common Shares deposited to the Offer. If the Offeror elects to waive the Minimum Condition and take up and pay for the Common Shares deposited to the Offer, or if the Minimum Condition is met and the compulsory acquisition provisions of the YBCA are not available to it, the Offeror may, if it considers it appropriate in the circumstances, propose another form of transaction, in accordance with applicable law, which will permit the Offeror to acquire any Common Shares not acquired under the Offer. The Offeror reserves the right, before and after the Expiry Time, to purchase Common Shares in the open market or otherwise, to the extent permitted by applicable law. See "Purpose of the Offer and Plans for Miranda" and "Acquisition of Common Shares Not Deposited under the Offer" in the Offering Circular.

Agreements Relating to the Offer

        On September 3, 2003, Wheaton River and Miranda entered into the Pre-Acquisition Agreement, which sets forth the terms and conditions upon which the Offer is being made. In the Pre-Acquisition Agreement, Miranda represented to Wheaton River that its Board of Directors had determined that the consideration to be paid for the Shares pursuant to the Offer is fair to the Shareholders from a financial point of view and that the Offer is in the best interests of the Shareholders See "Agreements Relating to the Offer — Pre-Acquisition Agreement" in the Offering Circular.

        Teck Cominco and the principal shareholders of Miranda, who, collectively, own or control 61.43% of the fully diluted Common Shares, have entered into lock-up and support agreements with Wheaton River and have irrevocably agreed to tender the Common Shares of which they are the legal or beneficial owners to the Offer and to otherwise fully support and cooperate with Wheaton River to facilitate the Offer. See "Agreements Relating to the Offer — Lock Up and Support Agreements" in the Offering Circular.

        Wheaton River has also entered into a letter agreement with Teck Cominco pursuant to which Wheaton River will acquire all of the shares of Nuteck indirectly held by Teck Cominco for U.S. $48.4 million payable in cash. Nuteck is owned 70% by Teck Cominco (indirectly) and 30% by Miranda. The purchase of the Nuteck shares from Teck Cominco by Wheaton River is subject to a number of conditions, including entering into a definitive agreement of purchase and sale and Wheaton River completing the acquisition of Miranda. See "Agreements Relating to the Offer — Arrangements with Teck Cominco" in the Offering Circular.

Timing for Acceptance

        The Offer will expire at 5:00 p.m. (Toronto time) on October 27, 2003, unless extended or withdrawn.

Manner of Acceptance

        A Shareholder wishing to accept the Offer must deposit his, her or its Common Share certificate(s) representing such Shareholder's Common Shares, together with a properly completed and executed Letter of Transmittal (printed on blue paper) or a facsimile thereof and all other documents required by the Letter of Transmittal, at or prior to the Expiry Time at the office of the Depositary in Toronto specified in the Letter of Transmittal which accompanies the Offer. See Section 3 of the Offer, "Manner of Acceptance — Letter of Transmittal".

        If a Shareholder wishes to deposit Common Shares pursuant to the Offer and the certificate(s) representing such Shareholder's Common Shares are not immediately available, or if the certificate(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Common Shares nevertheless may be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on yellow paper) or a facsimile thereof. See Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        The Offer is made only for Common Shares and is not made for any Options or Convertible Securities. Any holder of Options or Convertible Securities who wishes to accept the Offer must exercise such holder's Options or Convertible Securities to obtain certificates representing Common Shares and deposit such Common Shares in accordance with the Offer.

        Shareholders will not be required to pay any fee or commission if they accept the Offer by transmitting their Common Shares directly to the Depositary.

Conditions of the Offer

        The Offeror will have the right to withdraw the Offer, and will not be required to take up or pay for any Common Shares deposited under the Offer, if any of the conditions described in Section 4 of the Offer, "Conditions of the Offer", have not been satisfied or waived at or prior to the Expiry Time, including the condition that there shall have been validly deposited under the Offer and not withdrawn at least 90% of the Common Shares (on a diluted basis).

Payment

        Upon the terms and subject to the conditions of the Offer, the Offeror will take up Common Shares validly deposited under the Offer and not withdrawn. Any Common Shares taken up will be paid for as soon as possible, but in any event not later than three business days after they are taken up. Any Common Shares deposited under the Offer after the first date upon which Common Shares are first taken up under the Offer will be taken up and paid for within 10 days of such deposit. See Section 6 of the Offer, "Take Up of and Payment for Deposited Common Shares".

Withdrawal

        All deposits of Common Shares pursuant to the Offer are irrevocable, except as provided in Section 7 of the Offer, "Right to Withdraw".

Canadian Federal Income Tax Considerations

        In general, a Shareholder who is a resident of Canada, who holds Common Shares as capital property and who disposes of such Common Shares to the Offeror under the Offer will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition received, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base of such Common Shares to the Shareholder.

        Generally, a Shareholder who is not a resident of Canada for the purposes of the Tax Act will not be subject to tax in respect of any capital gain realized on the sale of Common Shares to the Offeror under the Offer unless those shares constitute "taxable Canadian property" to such Shareholder within the meaning of the Tax Act and that gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty to which Canada is a party.

        See "Canadian Federal Income Tax Considerations" in the Offering Circular.

Depositary

        The Depositary will be responsible for receiving deposits of Common Shares and accompanying Letters of Transmittal at the office specified in the Letter of Transmittal. The Depositary will receive Notices of Guaranteed Delivery at the office specified in the Notice of Guaranteed Delivery and is responsible for giving notices in connection with the Offer, if required, and for causing payment to be made for all Common Shares purchased under the Offer.

DEFINITIONS

"affiliate" has the meaning ascribed thereto in the OSA;

"associate" has the meaning ascribed thereto in the OSA;

"Board of Directors" means the board of directors of Wheaton River or Miranda, as the context requires;

"business day" means any day other than a Saturday, Sunday or a statutory holiday in Toronto, Ontario;

"CCRA" means Canada Customs and Revenue Agency;

"Commission" means the Ontario Securities Commission;

"Common Shares" means common shares of Miranda;

"Competing Proposal" has the meaning ascribed to such term in "Agreements Relating to the Offer — Pre-Acquisition Agreement" in the Offering Circular;

"Compulsory Acquisition Right" has the meaning given to it in "Acquisition of Common Shares Not Deposited under the Offer" in the Offering Circular;

"Convertible Securities" means securities which are convertible into, or exercisable or exchangeable for, Common Shares;

"CVMQ" means the Commission des valeurs mobilières du Québec;

"diluted basis" means with respect to the Common Shares, the number of Common Shares that would be outstanding assuming all then outstanding Options and other securities convertible, exercisable or exchangeable for Common Shares are converted, exercised or exchanged;

"Depositary" means Kingsdale Shareholder Services Inc.;

"Directors' Circular" means the circular dated September 19, 2003 of the Miranda Board of Directors mailed to Shareholders contemporaneously with the Offer;

"Eligible Institution" means a Canadian chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP);

"Expiry Date" means October 27, 2003 or such later date or dates as may be fixed by the Offeror from time to time by notice given pursuant to Section 5 of the Offer, "Extension of the Expiry Date or Variation or Change of the Offer";

"Expiry Time" means 5:00 p.m. (Toronto time) on the Expiry Date, or such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, "Extension of the Expiry Date or Variation or Change of the Offer";

"going private transaction" has the meaning given to that term in Rule 61-501 and Policy Q-27;

"Letter of Transmittal" means the letter of transmittal for Common Shares (printed on blue paper) in the form accompanying the Offer and Offering Circular or a manually executed photocopy or facsimile copy thereof;

"Macquarie" means Macquarie North America Ltd., Miranda's financial advisor;

"Minimum Condition" has the meaning ascribed thereto in paragraph (a) of Section 4 of the Offer, "Conditions of the Offer";

"Miranda" means Miranda Mining Corporation, a corporation amalgamated under the laws of the Yukon Territory;

"Miranda Group" means Miranda, Compania Minera Nukay S.A. de C.V., Minera Nafta S.A. de C.V. and any other subsidiaries of Miranda or other entities over which Miranda has the power, either by way of ownership of voting securities, contract or otherwise to exercise control;

"Miranda Group Member" means any member of the Miranda Group;

"MML" means Minera Media Luna S.A. de C.V. which is owned as to 21.2% by Miranda and as to 78.8% by Teck Cominco;

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery of Common Shares (printed on yellow paper) in the form accompanying the Offer and the Offering Circular or a manually executed photocopy or facsimile copy thereof;

"Nuteck" means Minera Nuteck S.A. de C.V. which is owned, indirectly, as to 70% by Teck Cominco and as to 30% by Miranda;

"Offer Period" means the period commencing on the date hereof and ending at the Expiry Time;

"Offer" means the Offeror's offer to purchase Common Shares hereunder;

"Offeror" means MMC Acquisition Limited, a company incorporated under the laws of Ontario, a wholly-owned subsidiary of Wheaton River;

"Offering Circular" means the offering circular accompanying this Offer;

"Options" means the options to acquire Common Shares granted pursuant to Miranda's stock option plan;

"OSA" means the Securities Act (Ontario), as amended;

"Other Securities" shall have the meaning ascribed to such term in Section 3 of the Offer;

"Policy Q-27" means Policy No. Q-27 of the CVMQ;

"Pre-Acquisition Agreement" means the Pre-Acquisition Agreement dated September 3, 2003 between Wheaton River and Miranda described in "Agreements Relating to the Offer — Pre-Acquisition Agreement" in the Offering Circular;

"Principal Shareholders" means Industrias Miral S.A. de C.V., Tuiga LLC, Francisco Romero-Luna, Mauricio Miranda-Alverez and Aurea LLC;

"Rule 61-501" means the Commission's Rule 61-501;

"Securities Ruling" means a ruling under clause 104(2) (a) of the OSA (and its equivalent under the securities laws of the other provinces of Canada) that the Teck Cominco Agreement was made for reasons other than to increase the value of the consideration paid to Teck Cominco for its Common Shares under the Offer and that the Offer may proceed despite the prohibition on collateral agreements in subsection 97(2) of the OSA (and its equivalent under the securities laws of the other provinces of Canada);

"Shareholder" means a holder of Common Shares;

"Subsequent Acquisition Transaction" has the meaning given to it in "Acquisition of Common Shares Not Deposited under the Offer" in the Offering Circular;

"subsidiary" has the meaning ascribed thereto in the OSA;

"Superior Proposal" has the meaning ascribed thereto in "Agreements Relating to the Offer — Pre-Acquisition Agreement" in the Offering Circular;

"Tax Act" means the Income Tax Act (Canada), as amended;

"Teck Cominco Agreement" means the agreement to be entered into between Teck Cominco, Oroteck Mexico S.A. de C.V., a subsidiary of Teck Cominco and Wheaton River which provides for the acquisition by Wheaton River of Teck Cominco's 70% indirect interest in Nuteck;

"Teck Cominco Transaction" means the transaction contemplated by the Teck Cominco Agreement;

"Teck Cominco" means Teck Cominco Limited, a corporation incorporated under the laws of Canada;

"TSX-V" means the TSX Venture Exchange;

"Wheaton River" means Wheaton River Minerals Ltd., a corporation incorporated under the laws of Ontario; and

"YBCA" means the Business Corporations Act (Yukon), as amended.

OFFER TO PURCHASE

TO: THE HOLDERS OF COMMON SHARES OF MIRANDA MINING CORPORATION.

1.     The Offer

        Subject to the terms and conditions set forth below, in the accompanying Offering Circular and in the Letter of Transmittal, the Offeror hereby offers to purchase from the holders thereof all of the issued and outstanding Common Shares, including Common Shares which may become outstanding on the exercise of Options and Convertible Securities on the basis of U.S. $0.53637 cash for each Common Share tendered to the Offer.

        The Offer is made only for Common Shares and is not made for any Options or Convertible Securities. Any holder of Options or Convertible Securities who wishes to accept the Offer must exercise such holder's Options or Convertible Securities to obtain certificates representing Common Shares and deposit such Common Shares in accordance with the Offer. Any such exercise must be sufficiently in advance of the Expiry Time to assure the holders of Options or Convertible Securities that they will have Common Share certificates available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        The Board of Directors of Miranda has unanimously determined that the consideration payable to Shareholders pursuant to the Offer is fair to the Shareholders and that the Offer is in the best interests of the Shareholders and has unanimously recommended that Shareholders accept the Offer and tender their Common Shares to the Offer. See the Directors' Circular of the Miranda Board of Directors accompanying this document.

        The accompanying Offering Circular, which is incorporated into and forms part of the Offer, contains important information which should be read carefully before making a decision with respect to the Offer. The accompanying definitions are also incorporated by reference into and form part of the Offer.

2.     Time for Acceptance

        The Offer is open for acceptance during the Offer Period, being the period commencing on the date hereof and ending at 5:00 p.m. (Toronto time) on October 27, 2003, or such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer "Extension of the Expiry Date or Variation or Change of the Offer", unless the Offer is withdrawn by the Offeror.

3.     Manner of Acceptance

  Letter of Transmittal

        The Offer may be accepted by delivering to the Depositary at the office specified in the Letter of Transmittal, so as to arrive there not later than the Expiry Time:

  (a)
  the certificate or certificates representing Common Shares in respect of which the Offer is being accepted;

  (b)
  a Letter of Transmittal on the form accompanying the Offer or a manually executed facsimile thereof, properly completed and executed as required by the instructions and rules contained therein; and

  (c)
  any other relevant documents required by the instructions and rules set forth in the Letter of Transmittal.

        The Offer will be deemed to be accepted only if the Depositary has actually received these documents on or before the Expiry Time. The signature on the Letter of Transmittal must, in certain circumstances, be guaranteed by an Eligible Institution. Holders of Common Shares who cannot comply on a timely basis with the foregoing procedures for acceptance of the Offer may deposit certificate(s) representing Common Shares pursuant to the procedures set forth below for guaranteed delivery. See "— Procedure for Guaranteed Delivery". The Offeror reserves the right to permit a Shareholder to accept the Offer in a manner other than as set out above.

Procedure for Guaranteed Delivery

        If a Shareholder wishes to deposit Common Shares pursuant to the Offer and (a) the certificate(s) representing the Common Shares are not immediately available or (b) such person cannot deliver the certificates and all other required documents to the Depositary prior to the Expiry Time, such Common Shares may nevertheless be deposited provided that all of the following conditions are met:

  (a)
  such deposit is made by or through an Eligible Institution;

  (b)
  a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying the Offer or facsimile thereof, is received by the Depositary at its office in Toronto specified in the Notice of Guaranteed Delivery at or prior to 5:00 p.m. (Toronto time) on October 27, 2003; and

  (c)
  the certificate(s) representing the deposited Common Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal with any required signature guarantee or a photocopy or facsimile thereof in the appropriate form covering such shares and any other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary set forth in the Letter of Transmittal on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX-V after the Expiry Date.

        To be effective, the Notice of Guaranteed Delivery must be delivered by hand or courier, transmitted by facsimile transmission or mailed to the Depositary at its office in Toronto as specified in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in such Notice. Delivery to any office or transmission other than to the specified office or facsimile number does not constitute delivery for this purpose.

General

        The Offeror shall, in its discretion, be entitled to determine finally all questions relating to deposits and acceptances of Common Shares, including the validity and effect of all deposits and the propriety and effect of the execution of all Letters of Transmittal. Neither the Offeror nor the Depositary shall be under any duty to give notice of any defect or irregularity in deposit, nor shall either of them incur any liability for failure to give such notice.

        Shareholders are advised that use of the mail to transmit share certificates and Letters of Transmittal is at each Shareholder's risk. The Offeror recommends that share certificates and accompanying Letters of Transmittal be delivered by hand to the Depositary and that a receipt be obtained for their deposit; if such documents are mailed, the Offeror recommends that insured mail with return receipt or acknowledgement of receipt be used and that proper insurance be obtained.

        Holders of Common Shares registered in the name of a broker, dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those shares.

        No fee or commission will be payable by a Shareholder who delivers Shares directly to the Depositary.

Power of Attorney

        The execution of the Letter of Transmittal by a Shareholder irrevocably appoints the Offeror and any Officer of the Offeror, and each of them, as the true and lawful agent, attorney and attorney-in-fact of that holder with respect to Common Shares deposited and purchased by the Offeror (the "Purchased Shares") and with respect to any and all stock dividends, distributions, payments, securities, rights, warrants, assets or other interests which may be declared, paid, accrued, issued, made or transferred on or in respect of the Purchased Shares or any of them on or after the date of the announcement of the Offer (the "Other Securities"). This appointment is effective from and after the date that the Offeror takes up and pays for the Purchased Shares (the "Effective Date") and affords the Offeror full power of substitution (such power of attorney being coupled with an interest being irrevocable), in the name and on behalf of the holder who deposited such Common Shares, to:

  (a)
  register, record, transfer and enter the transfer of the Purchased Shares and any Other Securities on the books of Miranda;

  (b)
  execute and deliver any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of any Purchased Shares and Other Securities and to designate in any such instruments of proxy any person or persons as the proxyholder of the Shareholder in respect of such Purchased Shares and Other Securities;

  (c)
  execute, endorse and negotiate any cheques or other instruments representing any Other Securities payable to or to the order of the holder; and

  (d)
  exercise any and all other rights of a holder of Purchased Shares and any Other Securities.

        Additionally, a Shareholder who executes a Letter of Transmittal agrees, from and after the date on which the Offeror purchases the Purchased Shares:

  (a)
  not to vote any of the Purchased Shares or Other Securities at any meeting of holders of such securities;

  (b)
  not to exercise any other rights or privileges attached to any such securities; and

  (c)
  to deliver to the Offeror any and all instruments of proxy, authorization or consent received in respect of all such securities in form and on terms acceptable to the Offeror.

        At the date on which the Offeror purchases the Purchased Shares, all prior proxies given by the holder of such Purchased Shares with respect thereto and to such Other Securities shall be revoked and no subsequent proxies may be given by that holder with respect thereto.

        The deposit of Common Shares pursuant to the procedures herein will constitute a binding agreement between the Shareholder and the Offeror upon the terms and subject to the conditions of the Offer, including the Shareholder's representation and warranty that: (i) such Shareholder has full power and authority to deposit, sell, assign and transfer the Common Shares (and any Other Securities) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Common Shares (and Other Securities) to any other person; (ii) such Shareholder owns the Common Shares (and any Other Securities) being deposited within the meaning of applicable securities laws; (iii) the deposit of such Common Shares (and any Other Securities) complies with applicable securities laws; and (iv) when such Common Shares (and any Other Securities) are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

4.     Conditions of the Offer

        The Offeror may withdraw the Offer and not take up and/or pay for, or extend the Offering Period and postpone taking up and paying for, any Common Shares deposited under the Offer, unless each of the following conditions has been satisfied or waived by the Offeror at or prior to the Expiry Time:

  (a)
  there shall have been validly deposited under the Offer, and not withdrawn, at least 90% of the total number of outstanding Common Shares (calculated on a diluted basis) (the "Minimum Condition");

  (b)
  all outstanding options, warrants and rights, if any, to acquire Common Shares, including all securities convertible into Common Shares shall have been exercised, cancelled or otherwise dealt with on terms satisfactory to the Offeror acting in its sole discretion and Miranda shall have amended any share option or other incentive plan so as to facilitate such actions;

  (c)
  all other necessary government and regulatory approvals and consents (including without limitation, the Securities Ruling and those of any stock exchange or other regulatory authority) shall have been obtained on terms acceptable to the Offeror in its discretion and no objection or opposition shall have been filed, initiated or made by any governmental or regulatory body during any applicable statutory or regulatory waiting or other period;

  (d)
  there shall not have occurred either (i) on or after the date of this Offer, or (ii) prior to the date of the Pre-Acquisition Agreement but without the knowledge of the Offeror, any change (or any condition, event or development which could reasonably be expected to result in a change) in the business, operations, assets, liabilities (whether absolute, accrued, contingent or otherwise), capitalization, condition (financial or otherwise), or results of operations of Miranda and the other Miranda Group Members taken as a whole which has or may reasonably be expected to have a material adverse effect on the value of Miranda or the other Miranda Group Members;

  (e)
  there shall not be any prohibition in law (including, without limitation, any statute, regulation, rule, order or injunction) enjoining or prohibiting the sale to or the purchase by the Offeror, directly or indirectly, of the Common Shares in accordance with this Offer or the right of the Offeror to own Common Shares;

  (f)
  Miranda shall not be in default in any material respect of any of its obligations under the Pre-Acquisition Agreement and the representations and warranties made by Miranda in the Pre-Acquisition Agreement that are not qualified as to materiality shall be true and correct in all material respects and the representations and warranties of Miranda that are qualified as to materiality shall be true and correct as of each date Common Shares are taken up and paid for under this Offer, as the case may be, and the Pre-Acquisition Agreement shall not have been otherwise terminated in accordance with its terms;

  (g)
  there shall not be (i) any outstanding act, action, suit, investigation or proceeding taken or threatened before or by any domestic or foreign arbitrator, court or tribunal or any governmental agency or other regulatory authority or any administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, or (ii) any law, regulation or policy proposed, enacted, promulgated or applied, in each case: (A) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Common Shares pursuant to this Offer or the right of the Offeror to own or exercise full rights of ownership of the Common Shares, or (B) which, if the Offer were consummated, could materially and adversely affect the Miranda Group as a whole or which could prevent completion of the acquisition by the Offeror of the Common Shares pursuant to a Subsequent Acquisition Transaction;

  (h)
  the consulting agreement and all amendments and supplements thereto (the "Consulting Agreement") made between Compania Minera Nukay S.A. de C.V. ("Nukay") and Industrias Miral S.A. de C.V. ("Industrias") shall have been terminated in a manner satisfactory to Wheaton River and each of Industrias and Enrique R. Miranda-Paz shall have released each Miranda Group Member and Wheaton River from any and all liability and obligation, past, present or future, under the Consulting Agreement including, without limitation, any and all liability in respect of such termination; and

  (i)
  the Teck Cominco Agreement shall have been executed and delivered and the Teck Cominco Transaction shall have been completed in accordance with the Teck Cominco Agreement.

        The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances and may be waived by the Offeror in its sole discretion, in whole or in part, individually or collectively, at any time and from time to time without prejudice to any other rights that the Offeror may have under the Offer.

        Any waiver of a condition or the withdrawal of the Offer shall be effective upon oral or written notice to that effect given by the Offeror to the Depositary at its principal office in Toronto. The Offeror will, forthwith after giving any such notice, make a public announcement of such waiver or withdrawal and cause the Depositary, if required by law, to give notice to the Shareholders in the manner set forth in Section 10 of the Offer, "Notice", as soon as practicable thereafter. If the Offer is withdrawn in accordance with the terms hereof, the Offeror shall not be obligated to take up and pay for any Common Shares deposited under the Offer and the Depositary will return all certificates for deposited Common Shares and the accompanying Letters of Transmittal and related Notice of Guaranteed Delivery documents to the persons by whom they were deposited.

5.     Extension of the Expiry Date or Variation or Change of the Offer

        The Offer is open for acceptance until, but not after, the Expiry Time, unless the Offer is withdrawn or the Offer Period is extended.

        The Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance, to extend the Offer Period or to vary the Offer by giving written notice or other communication (confirmed in writing) of such extension or variation to the Depositary at its office in Toronto, and by causing the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 10 of the Offer, "Notice", to all Shareholders whose Common Shares have not been taken up prior to the extension or variation. The Offeror shall, as soon as possible after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice thereof to the TSX-V. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its office in Toronto.

        Where the terms of the Offer are varied, the Offer will not expire before 10 days after the notice of such variation has been given to Shareholders, unless the variation consists solely of the waiver of a condition of the Offer or unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian securities regulatory authorities.

        If, before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Offering Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its office in Toronto, and will, at the expense of the Offeror, cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 10 of the Offer, "Notice", to all Shareholders whose Common Shares have not been taken up under the Offer at the date of the occurrence of the change, if required by applicable law. As soon as practicable after giving notice of a change in information to the Depositary, the Offeror will make a public announcement of the change in information and provide a copy of the notice thereof to the TSX-V. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Toronto.

        Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with unless the Offeror first takes up and pays for all Common Shares deposited under the Offer and not withdrawn.

        During any such extension or in the event of any variation or change in information, all Common Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to Section 7 of the Offer, "Right to Withdraw". An extension of the Expiry Time, a variation of the Offer or a change in information does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, "Conditions of the Offer". If the consideration being offered for the Common Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Common Shares are taken up under the Offer.

6.     Take Up of and Payment for Deposited Common Shares

        If all conditions referred to in Section 4 of the Offer, "Conditions of the Offer", have been fulfilled or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up Common Shares validly deposited under the Offer and not withdrawn not later than 10 days after the Expiry Time. Any Common Shares taken up will be paid for as soon as possible and in any event not later than three business days after they are taken up. Any Common Shares deposited pursuant to the Offer after the first date on which Common Shares have been taken up by the Offeror will be taken up and paid for within 10 days of such deposit.

        Subject to applicable laws, the Offeror expressly reserves the right to delay taking up and paying for any Common Shares or to, on or after the initial Expiry Time, terminate the Offer and not take up or pay for any Common Shares if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary at its office in Toronto. The Offeror also expressly reserves the right to delay taking up and paying for Common Shares in order to comply, in whole or in part, with any applicable law. The Offeror will not, however, take up and pay for any Common Shares deposited under the Offer unless it simultaneously takes up and pays for all Common Shares then validly deposited under the Offer.

        The Offeror will be deemed to have taken up and accepted for payment Common Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary at its principal office in Toronto to that effect.

        The Offeror will pay for Common Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. The Depositary shall have the right to adjust the amount payable to any Shareholder in respect of the purchase of its Common Shares to eliminate any fractions of cents payable in respect thereof. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by the Offeror, regardless of any delay in making such payment.

        The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment thereof by persons depositing Common Shares.

        Settlement with each Shareholder who has deposited Common Shares under the Offer will be made by the Depositary forwarding a cheque payable in U.S. funds by first class mail or, at the election of any Shareholder resident in Mexico by overnight courier, representing the cash payment for the Common Shares taken up. Unless otherwise directed by the Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to deliver the cheque via overnight courier (in the case of Shareholders resident in Mexico) or hold the cheque for pick-up, in each case by checking the appropriate box in the Letter of Transmittal, the cheque will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the holder as shown on the register of Shareholders maintained by or on behalf of Miranda. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing and cheques sent by overnight courier will be deemed to be delivered at the time of delivery to the courier. The Depositary may deduct the reasonable charges of the courier from the amount payable to a Shareholder, where a Shareholder has requested that the cheque be delivered via courier.

7.     Right to Withdraw

        Except as otherwise provided in this Section 7, all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable law, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

  (a)
  at any time where the Common Shares have not been taken up by the Offeror prior to the receipt by the Depositary of the notice of withdrawal in respect of such Common Shares;

  (b)
  if the Common Shares have not been paid for by the Offeror within three business days after having been taken up;

  (c)
  at any time before the expiration of the tenth day after the date upon which either:

  (i)
  a notice of change relating to a change that has occurred in the information contained in the Offer or in the Offering Circular (or any other notice of change or notice of variation relating to the Offer), which change is one that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, is mailed, delivered or otherwise properly communicated, unless such change is not within the control of the Offeror or its affiliates, but only if such deposited Common Shares have not been taken up by the Offeror as at the date of the occurrence of the change; provided that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

    (ii)
    a notice of variation concerning a variation of the terms of the Offer (other than a variation consisting solely of the waiver of one or more conditions of the Offer or an increase in the consideration offered for Common Shares where the time for deposit is not extended for a period greater than 10 days) is mailed, delivered or otherwise properly communicated, but only if such deposited Common Shares have not been taken up by the Offeror as at the date of the variation; or

  (d)
  at any time where the Common Shares have not been taken up and paid for by the Offeror after 45 days from the date of the Offer.

        Notice of withdrawal of deposited Common Shares must (i) be made by a method that provides the Depositary with a written or printed copy of such notice (which includes a telegraphic or telecopy communication); (ii) be made by or on behalf of the depositing holder; (iii) be signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Common Shares being withdrawn; (iv) specify such person's name, the number of Common Shares to be withdrawn, the name of the registered holder of, and the certificate number shown on, each certificate evidencing the Common Shares to be withdrawn; and (v) be actually received by the Depositary within the applicable time specified above. Any signature in the withdrawal notice must be guaranteed in the same manner as in the Letter of Transmittal.

        If the Offeror extends the Offer, is delayed in taking up or paying for Common Shares or is unable to take up or pay for Common Shares for any reason, then, without prejudice to the Offeror's other rights, Common Shares deposited under the Offer may not be withdrawn except to the extent that depositing holders thereof are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable law.

        Withdrawals may not be rescinded. Any Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be redeposited at any subsequent time on or prior to the Expiry Time by following any of the applicable procedures described in Section 3 of the Offer, "Manner of Acceptance".

        In addition to the foregoing rights of withdrawal, holders of Common Shares in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See "Statutory Rights" in the Offering Circular.

        None of the Offeror, the Depositary or any other person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice. All questions as to the validity (including the time of receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion which determination shall be final and binding.

8.     Return of Common Shares

        Any deposited Common Shares that are not taken up by the Offeror pursuant to the terms and conditions of the Offer will be returned, at the Offeror's expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer, by either sending certificates representing the Common Shares not purchased by first class insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by or on behalf of Miranda.

9.     Mail Service Interruption

        Notwithstanding any other provisions of the Offer, the Offering Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques and other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed by a disruption of mail service. Holders of Common Shares entitled to cheques and/or other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary in Toronto until such time as the Offeror has determined that delivery by mail will no longer be so delayed. Notwithstanding Section 6 hereof, cheques and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary in Toronto. Notice of any such determination by the Offeror shall be given to holders of Common Shares in accordance with Section 10 of this Offer — "Notice".

10.   Notice

        Except as otherwise provided in the Offer, any notice which the Offeror or the Depositary may provide, give or cause to be given under the Offer will be deemed to have been properly given if mailed to the registered holders of Common Shares at their respective addresses appearing in the registers maintained in respect of Common Shares and will be deemed to have been delivered and received on the first business day following mailing. These provisions shall apply notwithstanding any accidental omission to provide or give notice to any one or more holders of Common Shares and notwithstanding interruption of mail service in Canada or elsewhere following mailing. In the event of any interruption of mail service, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Subject to the approval of the Commission and other applicable regulatory authorities, in the event of any interruption of mail service, any notice which the Offeror or the Depositary may provide, give or cause to be given under the Offer will be deemed to have been properly provided or given to or received by holders of Common Shares if (i) it is given to the TSX-V for dissemination through its facilities; (ii) it is published once in the National Edition of The Globe and Mail or The National Post; or (iii) it is given to the Canada Newswire Service.

11.   Dividends and Distributions

        If, on or after the date of the Offer, Miranda should subdivide, consolidate or otherwise change any of the Common Shares or its capitalization or disclose that it has taken any such action, the Offeror may (in its sole discretion) make such adjustments as it deems appropriate to reflect such subdivision, consolidation or other change in the purchase price and other terms of the Offer including (without limitation) the type of securities offered to be purchased and the amounts payable therefor.

        Common Shares acquired pursuant to the Offer shall be acquired by the Offeror free and clear of all liens, charges, encumbrances, claims and equities, together with all rights and benefits arising therefrom including the right to any and all cash and stock dividends, securities, rights, warrants or other interests or distributions which may be accrued, declared, paid, issued, distributed, made or transferred on or in respect of such Common Shares and which are made payable or distributable to the holders of those Common Shares of record on a date on or after the date of the Offer. If Miranda should declare or pay any cash or stock dividend or make any other distribution on, or issue any securities, rights, warrants or other interests or distributions in respect of, the Common Shares after the date of this Offer, such dividend, distribution or rights will be received and held by the depositing Shareholder for the account of the Offeror and (i) to the extent that cash dividends or cash distributions do not exceed the amount payable in cash to the tendering Shareholder by the Offeror pursuant to the Offer, the amount payable to the tendering Shareholder will be reduced by the amount of any such dividend or distribution; and (ii) the amount by which any cash dividend or distribution exceeds the amount payable in cash and the whole of any non-cash dividend, distribution or rights shall be remitted promptly and transferred by the depositing Shareholder to the Depositary or any other person designated by the Offeror for the account of the Offeror accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror shall be entitled to all rights and privileges as owner of any such dividend, distribution or rights and may deduct from the amount payable in cash by the Offeror pursuant to the Offer to the tendering Shareholder, the value thereof as determined by the Offeror in its sole discretion.

12.   Market Purchases

        The Offeror has no present intention of acquiring beneficial ownership of Common Shares while the Offer is outstanding other than pursuant hereto. However, the Offeror reserves the right to, and may, bid for or acquire, or cause an affiliate to bid for or acquire, directly or indirectly, beneficial ownership of Common Shares by making purchases through the facilities of the TSX-V, subject to applicable law, at any time or from time to time prior to the Expiry Time. In no event will the Offeror make any such purchases of Common Shares until the third clear trading day following the date of the Offer. If the Offeror should acquire beneficial ownership of Common Shares by making purchases through the facilities of the TSX-V while the Offer is outstanding, the

Common Shares so purchased shall be counted in any determination as to whether the Minimum Condition has been fulfilled. The aggregate number of Common Shares beneficially acquired by the Offeror through the facilities of the TSX-V while the Offer is outstanding shall not exceed 5% of the outstanding Common Shares on the date hereof.

13.   Unauthorized Representations

        No person has been authorized to provide any information or make any representation on behalf of the Offeror not contained in this document and, if given or made, such information must be considered as not having been authorized by the Offeror.

14.   Other Terms

  (a)
  The Offer and all contracts resulting from acceptance hereof shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom.

  (b)
  The provisions of the Definitions, the Summary, the Offering Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

  (c)
  The Offeror shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Offering Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and any withdrawals of Common Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Common Shares or notice of withdrawal of Common Shares, and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. The Offeror reserves the right to waive any defect in acceptance with respect to any particular Common Share or any particular Shareholder. There shall be no obligation on the Offeror or the Depositary to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

  (d)
  The Offeror reserves the right to transfer to one or more affiliated companies the right to purchase all or any portion of the Common Shares deposited pursuant to the Offer, but any such transfer will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of persons depositing Common Shares to receive payment for Common Shares validly deposited and accepted for payment pursuant to the Offer.

  (e)
  This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of any such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

  DATED: September 19, 2003

  MMC ACQUISITION LIMITED

  (Signed) "Ian Telfer"

  Chairman and Chief Executive Officer

        The accompanying Offering Circular contains additional information relating to the Offer.

OFFERING CIRCULAR

        This Offering Circular is furnished in connection with the Offer dated the date hereof made by the Offeror to purchase all of the issued and outstanding Common Shares, including Common Shares which may become outstanding on the exercise of Options and Convertible Securities, on the basis of U.S. $0.53637 cash for each Common Share tendered to the Offer (subject to adjustment as set forth herein). The terms and conditions of the Offer are incorporated into and form part of the Offering Circular. Unless otherwise indicated, capitalized terms used in this Offering Circular have the meanings ascribed thereto in the Offer and the accompanying definitions. Reference is made to the Offer for details of its terms and conditions.

        The information concerning Miranda contained in the Offer and this Offering Circular has been provided to the Offeror by Miranda or has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although the Offeror has no knowledge that would indicate that any statements contained herein and taken from or based on such information are untrue or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of such information or for any failure by Miranda to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror. Unless otherwise indicated, information concerning Miranda is given as at September 18, 2003.

THE OFFEROR

        The Offeror was incorporated under the Business Corporations Act (Ontario) on September 18, 2003 and is a wholly-owned subsidiary of Wheaton River. The Offeror has been incorporated and organized solely for the purpose of making the Offer and has not otherwise carried on any material business or activity. The Offeror has commitments from Wheaton River for not less than the funds required to make payment in full for all Common Shares offered to be acquired under the Offer. See "Source of Funds". The registered office of the Offeror is located at 2100, 40 King Street West, Toronto, Ontario.

WHEATON RIVER MINERALS LTD.

        Wheaton River was incorporated under the Business Corporations Act (Ontario) by Certificate and Articles of Incorporation dated March 30, 1990. Pursuant to Articles of Amendment effective February 11, 1991, Wheaton River's name was changed to Wheaton River Minerals Ltd. and by Articles of Amendment effective April 2, 1991, the private company restrictions were removed. Pursuant to Articles of Amendment effective June 29, 1999, an unlimited number of preference shares, issuable in series, were created.

        Wheaton River is engaged in the acquisition, exploration and operation of precious metal properties. The principal products and sources of cash flow for the Company are gold, silver and copper. Wheaton River's primary operating properties consist of a 100% interest in the San Dimas and San Martin mines in Mexico, a 100% interest in the Peak Mine in Australia and a 37.5% interest in the Alumbrera Mine in Argentina. Since 2001, Wheaton River has focused primarily on the acquisition and operation of precious metal properties.

        On June 24, 2003, Wheaton River completed the acquisition of an additional indirect 12.5% interest of the Alumbrera Mine from BHP Billiton's wholly-owned subsidiary, Rio Algom Limited ("Rio Algom"). The acquisition was achieved through the purchase, with Northern Orion, of an indirect 50% interest in the shares of Musto Explorations (Bermuda) Limited ("MEB"). Prior to the acquisition of this additional interest, Wheaton River held the other 50% interest in MEB. Wheaton River currently holds 75% of the shares of MEB which in turn holds a 50% interest in MAL, the owner and operator of the Alumbrera Mine. Wheaton River also acquired, with Northern Orion, all of Rio Algom's rights and obligations under three subordinated loans owing by MAL to Rio Algom having an aggregate of U.S. $115,066,000 in subordinated loans in connection with its aggregate 37.5% interest in the Alumbrera Mine. These loans remain subordinated to the security interest granted to the senior lenders on the Alumbrera Mine.

MIRANDA MINING CORPORATION

General

        Miranda was amalgamated under the laws of the Yukon Territory, Canada on November 21, 2001. Its objective is to prospect, acquire, explore, develop and put into production gold, silver and base metals deposits located in the United Mexican States.

        At the present time, Miranda is exploring for gold and base metals deposits on projects located in the State of Guanajuato, Mexico. Miranda's Nukay mining operation in the State of Guerrero produces gold and silver in dore bars that are sold in Mexico City and/or exported to England, and iron oxide (tails) that are sold to the cement industry in Mexico.

Authorized Capital and Outstanding Shares of Miranda

        The authorized capital of Miranda consists of an unlimited number of Common Shares. As at September 17, 2003, 67,776,425 Common Shares were outstanding and Miranda had issued Options to acquire and other securities exercisable, exchangeable or convertible into an additional 4,226,110 Common Shares.

BACKGROUND TO THE OFFER

        On August 8, 2002, Miranda retained Macquarie to act as financial advisor to Miranda in connection with the consideration of strategic alternatives to maximize value for Miranda's shareholders.

        On March 31, 2003, Miranda and Teck Cominco entered into a non-binding letter of intent to govern a process under which Miranda and Teck Cominco would jointly effect a sale of the parties' interests in the Los Filos Gold deposit and Miranda's 21.2% interest in the El Limon gold deposit through a sale of all of the shares of Miranda and Nuteck.

        During April and May, 2003, Macquarie identified and approached potential purchasers, including Wheaton River. During May, 2003, a number of potential purchasers, including Wheaton River, entered into confidentiality agreements with Miranda and Teck Cominco. The potential purchasers were provided with confidential information packages regarding Miranda, Nuteck and their respective properties. During May and June, 2003, Macquarie, on behalf of Miranda and Teck Cominco, met with potential purchasers to make presentations regarding Miranda, Nuteck and their respective properties. During June and July, 2003, prospective purchasers conducted due diligence reviews of the business and affairs of Miranda and Nuteck, including on-site visits in Mexico to review mining operations and technical data.

        Prospective purchasers were asked to submit initial expressions of interest before July 7th, 2003. Macquarie then facilitated further due diligence reviews by prospective purchasers and began discussions, on behalf of Miranda and Teck Cominco, with a view to obtaining final offers for Miranda and Nuteck by mid-August, 2003.

        Following receipt of the final offers, Wheaton River, Miranda, Teck Cominco and their respective advisors held extensive negotiations to finalize the terms of Wheaton River's offer.

        On September 3, 2003, the Pre-Acquisition Agreement and the Lock Up and Support Agreements were finalized and executed. See "Agreements Relating to the Offer".

PURPOSE OF THE OFFER AND PLANS FOR MIRANDA

        On September 4, 2003, Wheaton River announced that it had entered into agreements with Teck Cominco and Miranda that would permit Wheaton River to acquire a 100% interest in the Los Filos Gold deposit and a 21.2% interest in the El Limon gold deposit, both located in the State of Guerrero, Mexico. This is to be accomplished through the acquisition by Wheaton River of 70% of the issued and outstanding shares of Nuteck from Teck Cominco for U.S. $48.4 million cash and the acquisition of all of the outstanding Common Shares of Miranda. Miranda holds the remaining 30% of the shares of Nuteck and holds the interest in El Limon through its ownership of 21.2% of the outstanding shares of MML.

        The purpose of the Offer is to enable the Offeror to acquire all of the Common Shares. The Offeror's current intention is to acquire all Common Shares not deposited under the Offer. See "Acquisition of Common Shares Not Deposited under the Offer" below.

        The Offeror has agreed that it will use the Compulsory Acquisition Right under the YBCA if permitted to do so under the YBCA and, if it is unable to use such right either because the Offeror has waived the Minimum Condition and acquired less than 90% of the outstanding Common Shares or otherwise, it may consider other means of acquiring, directly or indirectly, Shares not deposited under the Offer including a Subsequent Acquisition Transaction on the terms described herein. It is possible that, as a result of: (i) delays in the Offeror's ability to effect such a transaction; (ii) information hereafter obtained by the Offeror; (iii) changes in general or economic market conditions or in the business of Miranda; or (iv) other currently unforeseen circumstances, such transaction may not be so proposed, may be delayed or abandoned or may be proposed on different terms. The Offeror expressly reserves the right not to propose a Subsequent Acquisition Transaction or to propose a Subsequent Acquisition Transaction on terms other than as described herein.

        If the Offeror proposes a Subsequent Acquisition Transaction but cannot obtain the required approvals, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or taking no further action to acquire additional Common Shares, subject to applicable law. Any additional purchases of Common Shares could be at a price greater than, equal to or less than the price to be paid for Common Shares under the Offer and could be for cash or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Common Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror which may vary from the consideration paid for Common Shares pursuant to the Offer.

        Upon successful completion of the Offer, the Offeror intends to conduct a detailed review of Miranda, its assets, corporate structure, capitalization, operations, policies, management and personnel to determine what synergies are possible with the administration, operations and other activities of Wheaton River, and any of its affiliates, and Miranda. If Miranda becomes a wholly-owned subsidiary of the Offeror, the Offeror may continue to operate Miranda as a wholly-owned subsidiary or Miranda may be amalgamated with or wound-up into the Offeror or an affiliate of the Offeror.

        If permitted by applicable law, subsequent to completion of the Offer, the exercise of any Compulsory Acquisition Right or the completion of any Subsequent Acquisition Transaction, the Offeror intends to delist the Common Shares from the TSX-V and, if there are fewer than 15 Shareholders of Miranda, to cause Miranda to cease to be a reporting issuer under Canadian securities laws.

        The Offeror reserves the right, before and after the Expiry Time, to purchase Common Shares in the open market or otherwise, to the extent permitted by applicable law.

AGREEMENTS RELATING TO THE OFFER

Pre-Acquisition Agreement

        The material terms and provisions of the Pre-Acquisition Agreement entered into by Miranda and Wheaton River on September 3, 2003 are summarized below. The following description is a summary only and is qualified in its entirety by the terms of the Pre-Acquisition Agreement.

        Under the Pre-Acquisition Agreement:

1.     Agreement to Make the Offer

        Wheaton River agreed to make the Offer on the terms and subject to the conditions set forth in the Pre-Acquisition Agreement and to commence the Offer as soon as reasonably practicable after execution thereof, but in any event within ten business days of executing the Pre-Acquisition Agreement, subject to the prior fulfillment of certain conditions precedent.

2.     Representations and Warranties of Miranda

        Miranda made certain representations and warranties to Wheaton River in respect of itself and the other Miranda Group Members including representations in respect of: due organization and existence; authority relative to the execution and delivery of the Pre-Acquisition Agreement, and the completion of the transactions contemplated by it; as to the due filing and the accuracy and completeness of the filings made by Miranda with Canadian securities regulatory authorities; as to its financial statements and corporate records; as to tax returns and the payment of taxes; as to title to its real and personal property; as to there having been no material reduction in its mineral reserves or any information that would result in a material reduction of such reserves; as to compliance with environmental laws and regulations; as to compliance with other laws; as to title to shares of its subsidiaries and affiliates; as to the condition of its assets; as to its employees; as to surface rights relating to its mining properties; as to the existence of non-arm's length transactions; as to its joint venture interests; as to outstanding or threatened litigation; as to the existence of pension and other employee benefit plans and agreements; as to labour relations; as to the existence of material contracts; as to its capital and that of its subsidiaries; as to the non-existence of illegal payments; and as to Miranda Board of Directors approval.

3.     Representations and Warranties of Wheaton River

        Wheaton River made certain representations to Miranda in respect of: due organization and existence; authority relative to the execution and delivery of the Pre-Acquisition Agreement and the transactions contemplated by it; and as to funds being available to it to fully satisfy its obligations in respect of the Offer.

4.     Price Adjustment

        Miranda has provided Wheaton River with a list of all adjustments estimated by Miranda that are required to be made to the current liabilities of Miranda as at June 30, 2003 to fairly present such amounts as at August 31, 2003 after taking into account all of Miranda's closing costs and expenses relating to the Offer. Miranda further agreed that the aggregate amount of the consideration payable to the Shareholders shall be reduced should it be determined that Miranda's actual increase in current liabilities from June 30, 2003 to August 31, 2003, net of any increase in current assets from June 30, 2003 to August 31, 2003, after taking into account all of Miranda's closing costs and expenses and the proceeds from the exercise of all options and other Convertible Securities of Miranda prior to completion of the Offer, exceeds the total amount of the adjustments to current liabilities, as notified to Wheaton River, by more than U.S. $100,000. In such event the consideration payable to the Shareholders shall be reduced by the amount in excess of U.S. $100,000.

        In the event that a price adjustment is made, the Offeror will be required to mail a notice of variation of the Offer to the Shareholders. Such notice of variation will set out the change in the consideration payable. Applicable securities laws require that the Expiry Date be extended for a period of not less than ten days after delivery of a notice of variation and that Shareholders who have deposited Shares may withdraw such Shares at any time before the expiry of ten days from the notice of variation. In addition, the Board of Directors of Miranda will be required to distribute a Director's Circular relating to the change in the consideration payable to the Shareholders.

5.     No Shop

        Miranda has agreed that it will not (and will ensure that no Miranda Group Member or their respective directors do not, and will not permit their officers, employees, representatives or advisors to) directly or indirectly: (i) solicit, initiate or engage in discussions or negotiations with any person, encourage submission of any inquiries, proposals or offers by or take any other action intended or designed to facilitate the efforts of any person, other than Wheaton River, relating to a Competing Proposal (as defined below); or (ii) provide non-public information with respect to Miranda or any Miranda Group Member or afford access to the properties, books or records of the same to any person, other than Wheaton River, that may wish to propose or pursue a Competing Proposal. Notwithstanding the foregoing, in response to an unsolicited bona fide Competing Proposal, the Miranda Board of Directors may furnish information or access to the person making the Competing Proposal or participate in negotiations regarding such Competing Proposal, but in each case only if the Miranda Board of Directors determines in good faith that such action is necessary, based on an opinion of outside counsel that is reflected in the minutes of a meeting of the Miranda Board of Directors, in order for the Miranda Board of Directors to act in a manner consistent with its fiduciary duties under applicable law and Miranda immediately advises Wheaton River orally and in writing and continues to keep Wheaton River fully and timely informed of the circumstances and Miranda provides prior written notice to Wheaton River of its intention to proceed.

        Miranda has agreed that its Board of Directors will not: (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the Offeror, the approval by the Board of Directors of the Offer or the Pre-Acquisition Agreement; (ii) approve or recommend, or propose to approve or recommend, any Competing Proposal; (iii) cause or permit any Miranda Group Member to enter into any agreement, including an agreement in principle or letter of intent, to effect a Competing Proposal; or (iv) make any public announcement or take any other action inconsistent with or which could reasonably be regarded as detracting from the recommendation of the Board of Directors to tender Common Shares to the Offer. Notwithstanding the foregoing, if Miranda has received a Superior Proposal (as defined below), the Board of Directors may: (A) withdraw or modify its recommendation of the Offer or the Pre-Acquisition Agreement; (B) approve or recommend a Superior Proposal; or (C) cause Miranda or any other Miranda Group Member to enter into an agreement to effect a Superior Proposal if the Board of Directors determines in good faith, based on the advice of outside counsel that is reflected in the minutes of a meeting of the Board of Directors, that such action is necessary for the Board of Directors to comply with its fiduciary duties and provides the Offeror with specified notice. The Offeror has the right, but not the obligation, for a period of four days following the receipt of such notice, to offer to amend the Pre-Acquisition Agreement to provide that the consideration payable thereunder is equal to or greater than the consideration payable under the Competing Proposal. If the Offeror does not offer to amend the Pre-Acquisition Agreement or if a majority of the Miranda Board of Directors determines that, notwithstanding the amendments proposed by the Offeror, the Competing Proposal still constitutes a Superior Proposal, then Miranda may proceed to implement the Competing Proposal and terminate the Pre-Acquisition Agreement if it pays to the Offeror, as liquidated damages, a termination fee equal to 3% of the value of the consideration payable pursuant to the Superior Proposal.

        The term "Competing Proposal" means: (i) the possible acquisition of, or business combination with, Miranda or any Miranda Group Member (whether by way of amalgamation, arrangement, merger, consolidation, business combination, joint venture, take-over bid, purchase of shares, purchase of assets, or otherwise); (ii) the possible acquisition of any material portion of its or their shares of capital stock or assets; (iii) any tender offer, take-over bid, exchange offer, secondary purchase or similar transaction made by any person or entity involving the acquisition or lock-up of any Common Shares; or (iv) any other transaction or series of related transactions, the consummation of which would reasonably be expected to prevent or materially impede, interfere with or delay the consummation of the Offer.

        The term "Superior Proposal" means any bona fide Competing Proposal that in the good faith judgment of a majority of the Board of Directors of Miranda: (i) provides for the payment of consideration to each Shareholder in an amount that is not less than 105% of the value of the consideration payable to each Shareholder pursuant to the Offer; (ii) is not subject to any condition as to financing; (iii) will result in a transaction more favourable to the Shareholders than the Offer; and (iv) is capable of being completed on the terms proposed within a reasonable period of time (including the obtaining of any necessary approvals of government entities). The consideration payable pursuant to the Superior Proposal must be payable in the form of cash or in the form of securities that are immediately redeemable or exchangeable for cash for which adequate provision has been made to ensure the payment of such cash consideration upon redemption or exchange.

6.     Termination

        The Pre-Acquisition Agreement may be terminated at any time prior to the date that the Common Shares are taken up and paid for:

  (a)
  by mutual consent of the Offeror and Miranda;

  (b)
  by the Offeror if the results of its due diligence examination of certain aspects of Miranda's business and assets is not satisfactory to it, in its sole and absolute discretion;

  (c)
  if the Minimum Condition or any other condition has not been satisfied or waived on the Expiry Date (as the same may be extended) and the Offeror has not elected to waive such condition or extend the Offer;

  (d)
  by either the Offeror or Miranda if any permanent order, decree, ruling or other action of a court or other competent authority restraining, enjoining or otherwise preventing the consummation of the Offer shall have become final and non-appealable;

  (e)
  by the Offeror if the Teck Cominco Transaction is not completed in accordance with the Teck Cominco Agreement or such agreement is not entered into or is terminated;

  (f)
  by the Offeror if, prior to the termination of the Offer, a Competing Proposal is proposed, offered or made and publicly announced;

  (g)
  by either the Offeror or Miranda if the Offer is not completed by January 31, 2004;

  (h)
  by Miranda, if Miranda or any other Miranda Group Member enters into an agreement to effect a Competing Proposal in a manner or in circumstances permitted by the Pre-Acquisition Agreement and Miranda has paid or simultaneously with terminating the Pre-Acquisition Agreement pays the Offeror the Termination Fee (as hereinafter defined) and otherwise complies with the Pre-Acquisition Agreement; or

  (i)
  by the Offeror, if:

  (i)
  the Board of Directors of Miranda withdraws or modifies in a manner adverse to the Offeror its approval of the Pre-Acquisition Agreement or its recommendation to the Shareholders to tender their Common Shares to the Offer or approves or recommends a Competing Proposal or resolves to do any of the foregoing;

  (ii)
  Miranda or any other Miranda Group Member breaches the "No Shop" provisions of the Pre-Acquisition Agreement;

  (iii)
  Miranda or any other Miranda Group Member enters into an agreement to effect a Competing Proposal; or

  (iv)
  the Board of Directors of Miranda has not, within five Business Days of receipt of a Competing Proposal: (A) confirmed, following the Offeror's request therefor, in writing to the Offeror that it affirms and will not withdraw or modify, in any manner adverse to the Offeror, its recommendation that the Shareholders tender their Shares to the Offer; and (B) if requested by the Offeror, made a public announcement to that effect.

7.     Termination Fee

        If:

  (a)
  the Pre-Acquisition Agreement is terminated by Miranda in the circumstances described in paragraph (h) above; or

  (b)
  the Offeror terminates the Pre-Acquisition Agreement in the circumstances described in paragraph (i) above;

then Miranda is required to promptly (but not later than the first Business Day following the date on which Miranda enters into an agreement to effect a Competing Proposal), pay to the Offeror (by wire transfer of immediately available funds) a fee (the "Termination Fee") of an amount in U.S. Dollars equal to 3.0% of the aggregate value payable to Shareholders pursuant to the Superior Proposal.

Arrangements with Teck Cominco

  Teck Cominco Agreement

        Wheaton River has also entered into a letter agreement with Teck Cominco pursuant to which Wheaton River will acquire all of the shares of Nuteck indirectly held by Teck Cominco for U.S. $48.4 million payable in cash. Nuteck is owned 70% by Teck Cominco (indirectly) and 30% by Miranda. The purchase of the Nuteck shares by Wheaton River is subject to a number of conditions, including entering into a definitive agreement of purchase and sale and Wheaton River completing the acquisition of Miranda.

  Surrender of Special Warrants

        Teck Cominco has also agreed with Wheaton River that it will surrender to Miranda for cancellation, without any payment therefor, 500,000 Special Warrants entitling it to acquire an additional 500,000 Common Shares in certain circumstances. Such surrender will be made concurrent with the completion of the Offer.

Lock Up and Support Agreements

        Concurrently with the execution of the Pre-Acquisition Agreement, the Principal Shareholders on a several, and not joint, basis entered into a Lock Up and Support Agreement with Wheaton River and Teck Cominco entered into a Lock Up and Support Agreement with Wheaton River on similar terms (collectively the "Support Agreements"). The Principal Shareholders and Teck Cominco hold, collectively 43,517,641 Common Shares and 710,000 Options.

        Pursuant to the Support Agreements, the Principal Shareholders and Teck Cominco have covenanted and agreed in favour of Wheaton River that they will tender or cause to be tendered, all of their Common Shares to the Offer in accordance with the Offer and after depositing such Common Shares, will not withdraw them from the Offer.

        The Principal Shareholders and Teck Cominco have also made certain covenants to and in favour of Wheaton River in the Support Agreements, including the following:

  (a)
  not to take any action of any kind which is likely to reduce the likelihood of success or delay the completion of the Offer;

  (b)
  not to option, sell, transfer, pledge, encumber, grant a security interest in or otherwise convey its Common Shares or any interest therein or agree to do so;

  (c)
  not to grant or agree to grant any proxy or other right to vote the Common Shares or enter into any voting trust, vote pooling or other arrangement with respect to the Common Shares;

  (d)
  to exercise its voting rights and otherwise use commercially reasonable efforts in its capacity as a holder of Common Shares to oppose any proposed action by Miranda, its Shareholders, any other Miranda Group Member or any other person (i) in respect of any arrangement, merger, equity financing, sale of assets by Miranda or any Miranda Group Member, take-over bid, plan of arrangement, reorganization, recapitalization, liquidation or winding up of, reverse take-over or other business combination or similar transaction involving Miranda or any other Miranda Group Member than the Offer, (ii) which could reasonably be regarded as being directed towards or likely to prevent or delay the successful completion of the Offer; or (iii) in respect of a Competing Proposal;

  (e)
  not to exercise any rights of dissent in respect of the Offer; and

  (f)
  deposit all of such Shareholder's Common Shares, together with a duly executed Letter of Transmittal, with the Depositary;

        The Principal Shareholders and Teck Cominco may terminate their obligations under their respective Support Agreements only if Wheaton River and Miranda agree in writing and make a joint public announcement to the effect that the acquisition of the Common Shares by Wheaton River, either through a take-over bid, an amalgamation or plan of arrangement, will not proceed or the acquisition of Common Shares by Wheaton River is not completed on or prior to January 31, 2004.

Cancellation of Consulting Agreement

        Industrias Miral S.A. de C.V. and Enrique Miranda-Paz have agreed to terminate a Consulting Agreement made between Compania Minera Nukay S.A. de C.V. and Industrias which provides, among other things, for the provision of legal, financial, fiscal and administrative services to Miranda and other Miranda Group Members, for the supply of corporate infrastructure in Vancouver and Mexico City and for services rendered by Enrique Miranda-Paz. This termination will take effect concurrent with the completion of the Offer. They have also agreed that none of Nukay, Miranda or Wheaton River will have any further obligation or liability under the Consulting Agreement including, without limitation, liability for any payment in respect of such termination, and that mutual releases will be executed by all parties to the contract.

COMMITMENTS TO ACQUIRE SECURITIES OF MIRANDA

        No equity securities of Miranda are covered by any commitments made by the Offeror, or any director or senior officer of the Offeror and, to the knowledge of the directors and officers of the Offeror after reasonable enquiry, no equity securities of Miranda are covered by any commitments made by any associate or affiliate of the Offeror, by any associate of any director or senior officer of the Offeror, by any person or company holding more than 10% of any class of equity securities of the Offeror or by any person or company acting jointly or in concert with the Offeror, except for the commitments to acquire Common Shares under the Offer pursuant to the Pre-Acquisition Agreement.

MATERIAL CHANGES

        The Offeror has no information which indicates any material change in the affairs of Miranda since June 30, 2003, the date of the last published interim financial statements of Miranda, other than as disclosed herein or that has otherwise been publicly disclosed by Miranda and has no knowledge of any other matter that has not previously been generally disclosed and which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

INFORMATION CONCERNING SECURITIES OF MIRANDA

Previous Purchases, Sales and Distributions

        To the knowledge of the Offeror, based solely on information from publicly available documents, excluding stock options and Common Shares issued pursuant to the exercise of stock options, (i) no securities of Miranda were purchased or sold by Miranda during the 12 months preceding the date of the Offer except as disclosed below; and (ii) the only Common Shares distributed by Miranda since the formation of Miranda on November 21, 2001 are as follows:

	Nature of the Transaction	Number of Securities Purchased or Distributed	Average Price Per Security
November 30, 2001	Shares issued pursuant to Arrangement between Malaspina Capital Ltd. and Miranda Mining Development Corporation	48,308,150 Common Shares	deemed price of Cdn $0.40
February 26, 2002	Public Offering	11,265,000 Common Shares	Cdn $0.35
August 31, 2002	Enrique R. Miranda-Paz converted U.S. $257,600 of outstanding loan to Common Shares	1,150,000 Common Shares	U.S. $0.22
October 3, 2002	Purchase of Compania Nukay	2,000,000 Common Shares	U.S. $0.22

December 31, 2002	Enrique R. Miranda-Paz, Industrias Miral and E.M. Asesorias, S.C. converted U.S. $898,916 of outstanding loans to Common Shares	4,050,000 Common Shares	U.S. $0.22
December 22, 2002	Convertible Loan of U.S. $350,000 issued by Marta Patricia Alvarez F., convertible for Common Shares(1)
October 3, 2002	Special Warrants entitling Teck Cominco to 500,000 Common Shares(2)	500,000 Special Warrants
July 2003	Private Placement issued to Francisco Romero-Luna for gross proceeds of U.S. $150,000	1,003,275 Common Shares	Cdn $0.20

Notes:

(1)
Convertible Loan to be converted into Common Shares prior to completion of the Offer.

(2)
Teck Cominco has agreed to surrender to Miranda for cancellation the Special Warrants concurrently with completion of the Offer.

Dividend Policy

        No dividends have been paid on the Common Shares since the formation of Miranda. Miranda public disclosure indicates that the future payment of dividends is dependent upon the needs at Miranda to finance future growth, the financial condition of Miranda and other factors that the Board of Directors of Miranda may consider appropriate in the circumstances.

Trading Record

        The Common Shares are listed and posted for trading on the TSX-V under the trading symbol "MRM". The following table sets forth the high, low and closing prices for board lot trades and the volume of trading of the Common Shares as reported by the TSX-V for the periods indicated:

	High	Low	Close	Volume
	Cdn ($)	Cdn ($)	Cdn ($)
2002
September	0.28	0.19	0.19	127,000
October	0.16	0.16	0.16	650
November	0.22	0.16	0.16	35,750
December	0.27	0.14	0.25	890,725
2003
January	0.40	0.23	0.38	2,266,959
February	0.38	0.25	0.30	81,875
March	0.31	0.23	0.28	433,000
April	0.31	0.24	0.25	307,500
May	0.25	0.16	0.22	641,500
June	0.20	0.13	0.20	2,971,500
July	0.20	0.16	0.16	424,500
August	0.40	0.15	0.36	2,793,800

        The execution of the Pre-Acquisition Agreement contemplating the Offer was announced to the public on September 4, 2003. On September 3, 2003, the last full day on which the Common Shares traded before the announcement of the Offer, the closing price of the Common Shares on the TSX-V was Cdn. $0.50. The Offer price of U.S. $0.53637 per Common Share represents an approximately 102% premium to the weighted average closing price of $0.3669 over the 10 trading days prior to the announcement of the Offer and an approximately 47% premium to the closing price of Cdn. $0.50 on the day prior to the announcement of the Offer (based, in each case, on the Bank of Canada's noon rate of exchange for Canadian Dollars into U.S. Dollars for such dates).

Effect of the Offer on Market for Common Shares and TSX-V Listing

        The purchase of Common Shares by the Offeror pursuant to the Offer will reduce the number of Common Shares that might otherwise trade publicly, will reduce the number of holders of Common Shares and, depending on the number of Common Shares purchased, could adversely affect the liquidity and market value of the remaining Common Shares held by the public.

        The rules and regulations of the TSX-V establish certain criteria which, if not met, could lead to the delisting of the Common Shares from such exchange. Among such criteria are the number of holders of Common Shares, the number of Common Shares publicly held and the aggregate market value of Common Shares publicly held. Depending upon the number of Common Shares purchased pursuant to the Offer, it is possible that the Common Shares would fail to meet the criteria for continued listing on the TSX-V. If this were to happen, the Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Common Shares. If sufficient Common Shares are taken up under the Offer, the Offeror may also seek to delist the Common Shares.

        After the purchase of Common Shares under the Offer, Miranda may cease to be subject to the public reporting and proxy solicitation requirements of the securities laws of certain provinces of Canada. Furthermore, it may be possible for Miranda to request an exemption from all or part of the public reporting requirements of, or cease to be a reporting issuer in, any province in which a small number of security holders reside.

        If sufficient Common Shares are validly deposited under the Offer to meet the Minimum Condition, the Offeror will exercise the Compulsory Acquisition Right. If the Compulsory Acquisition Right cannot be exercised, either due to the fact that the Offeror has waived the Minimum Condition and acquired less than 90% of the Common Shares or otherwise, the Offeror may effect a Subsequent Acquisition Transaction. See "Acquisition of Common Shares Not Deposited under the Offer". If the Compulsory Acquisition Right is exercised or a Subsequent Acquisition Transaction is effected, the Common Shares would be delisted from the TSX-V by the TSX-V.

ACQUISITION OF COMMON SHARES NOT DEPOSITED UNDER THE OFFER

Compulsory Acquisition

        If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offer is accepted by the holders of not less than 90% of the Common Shares (calculated on a fully diluted basis) other than Common Shares held at the date of the Offer by or on behalf of the Offeror or its affiliates and associates, and the Offeror acquires such deposited Common Shares, then the Offeror will elect to acquire, pursuant to the provisions of Part 16 of the YBCA, the remainder of the Common Shares held by each Shareholder who did not accept the Offer (a "Dissenting Offeree") (which definition includes any person who subsequently acquires any of such shares), on the same terms, including price, as the Common Shares that were acquired under the Offer (the "Compulsory Acquisition Right").

        To exercise this statutory right, the Offeror must give notice (the "Offeror's Notice") to the Dissenting Offerees of such proposed acquisition on or before the earlier of 60 days from the Expiry Time and 180 days from the date of the Offer. Within 20 days of the giving of the Offeror's Notice, the Offeror must pay or transfer to Miranda the consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after the receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates representing the Common Shares to which the Offer relates held by such Dissenting Offeree to Miranda, and may elect either to transfer such shares to the Offeror on the terms on which the Offeror acquired Common Shares under the Offer or to demand payment of the fair value of such shares by so notifying the Offeror and by applying to the Supreme Court of the Yukon Territory to fix that value, within 60 days after the date of the sending of the Offeror's Notice. If a Dissenting Offeree fails to notify the Offeror and apply to the Supreme Court of the Yukon Territory within the applicable 60-day period, the Dissenting Offeree will be deemed to have elected to transfer his, or her or its Common Shares to the Offeror on the same terms (including price) as the Offeror acquired the Common Shares under the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of the Common Shares, the Offeror also has the right to apply to the Supreme Court of the Yukon Territory to fix the fair value of the Common Shares of such Dissenting Offeree.

        The foregoing is only a summary of the Compulsory Acquisition Right which may become available to the Offeror. The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 16 of the YBCA. Shareholders should refer to Part 16 of the YBCA for the full text of the relevant statutory provisions, and those who wish to be better informed about those provisions should consult their own legal advisors. Part 16 of the YBCA is complex and requires strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Subsequent Acquisition Transaction

        If the Offeror takes up and pays for Common Shares validly deposited pursuant to the Offer and the Compulsory Acquisition Right described above is not available either because the Offeror has waived the Minimum Condition and acquired less than 90% of the outstanding Common Shares or otherwise, the Offeror's current intention is to pursue other means of acquiring, directly or indirectly, all of the outstanding Common Shares in accordance with applicable law. These means may include an amalgamation, reclassification, statutory arrangement, consolidation or other combination of Miranda and the Offeror, or an affiliate of the Offeror (a "Subsequent Acquisition Transaction"). To effect a Subsequent Acquisition Transaction, the Offeror may seek to cause an extraordinary meeting of Shareholders to be called to consider an amalgamation or other combination of Miranda with the Offeror or an affiliate of the Offeror, on such terms and conditions as the Offeror, at the time, believes to be fair and equitable to Miranda and its shareholders, in order to allow the Offeror to acquire all of the Common Shares not deposited pursuant to the Offer. The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Common Shares acquired pursuant to the Offer. In the event of any Subsequent Acquisition Transaction involving an amalgamation under the YBCA, the Shareholders, other than the Offeror and its affiliates could, receive, among other things, securities which may be immediately redeemable for cash. Although the Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be identical to the consideration offered under the Offer, such consideration could have a higher or lower value than the value of the consideration offered for the Common Shares pursuant to the Offer. In order to participate in a Subsequent Acquisition Transaction involving an amalgamation under the YBCA, the Offeror must first be continued as a company under the YBCA.

        Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Common Shares. The exercise of such right of dissent, if certain procedures are complied with by the Shareholder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for his, her or its Common Shares. The fair value so determined could be more or less than the amount paid per Common Share pursuant to such transaction or pursuant to the Offer.

        Certain types of Subsequent Acquisition Transactions may constitute "going private transactions" within the meaning of certain applicable Canadian securities legislation and regulations (collectively, the "Regulations"), Rule 61-501 and Policy Q-27.

        Rule 61-501, Policy Q-27 and the Regulations further provide that, unless exempted, a corporation proposing to carry out a going private transaction is required to prepare a valuation of the affected securities (and certain non-cash consideration being offered therefor) and provide to the Shareholders a summary of such valuation. If the Offeror decides to effect a going private transaction, the Offeror intends to rely on available exemptions or to seek waivers to be exempted from the requirement to prepare a valuation in connection with such transaction.

        Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the YBCA may require the approval of at least 66 2/3% of the votes cast by holders of the Common Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. Rule 61-501 and Policy Q-27 also require that, in addition to any other required security holder approval, in order to complete a going private transaction, the approval of a simple majority of the votes cast by "minority" shareholders be obtained. In relation to the Offer and any subsequent going private transactions, the "minority" shareholders will be, subject to any available exemption or discretionary relief granted by applicable securities regulatory authorities, all Shareholders, other than the Offeror, its directors and senior officers, any associate or affiliate of the Offeror and its directors and senior officers and any person or company acting jointly or in concert with the Offeror and its directors and senior officers. However, in accordance with Rule 61-501 and Policy Q-27, but subject to certain terms and conditions regarding the timing of a Subsequent Acquisition Transaction and certain other requirements, the Offeror generally may treat Common Shares acquired pursuant to the Offer as "minority" Common Shares and to vote them, or to consider them voted, in favour of such going private transaction if, among other things, the consideration per security in the going private transaction is at least equal in value to the consideration paid under the Offer and is in the same form as the consideration paid under the Offer. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to the consideration offered under the Offer. Subject to compliance with Rule 61-501 and Policy Q-27 with respect to effecting such transaction within 120 days of the Expiry Date and certain other provisions, the effect of which is to ensure equal treatment, the Offeror also intends to treat Common Shares deposited under the Offer as "minority" Common Shares voted in favour of any going private transaction. The Offeror is not aware of any securities that would be required to be excluded from the minority approval.

        Under Rule 61-501 and Policy Q-27 if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Common Shares at the time the subsequent going private transaction is initiated, the requirement for minority approval would not apply to the transaction if a statutory dissent and appraisal remedy is available, or a substantially equivalent enforceable right is made available, to the minority shareholders.

        Certain judicial decisions may be considered relevant to any going private transaction that may be proposed or effected subsequent to the Expiry Date. Canadian courts have, in a few instances, prior to the adoption of Rule 61-501 and Policy Q-27 granted preliminary injunctions to prohibit transactions which constituted going private transactions. The Offeror is aware of legislative enactments and notices and judicial decisions which indicate a willingness to permit going private transactions to proceed, subject to compliance with requirements intended to ensure procedural and substantive fairness to the minority shareholders.

        Shareholders should consult their legal advisors for a determination of their legal rights with respect to a transaction which may constitute a Subsequent Acquisition Transaction. In addition, the tax consequences of the Offer and the Subsequent Acquisition Transaction may be different, since, on the date hereof, the Offeror does not know and cannot reasonably foresee the tax consequences arising from the Subsequent Acquisition Transaction, other than as described herein.

        The Offeror reserves the right to acquire additional Common Shares after the consummation of the Offer in open market purchases, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, in order to obtain a sufficient number of Common Shares to permit or facilitate the consummation of a going private transaction, if necessary.

        Although the Offeror has agreed to acquire all Common Shares not deposited under the Offer pursuant to, if applicable, the Compulsory Acquisition Right under the YBCA or a "going private transaction" as described above, it is possible that, as a result of delays in the Offeror's ability to effect such a "going private transaction", information obtained hereafter by the Offeror, changes in general economic or market conditions or in the business of Miranda, or other currently unforeseen circumstances, such a transaction may not be so proposed, may be delayed or abandoned or may be proposed on different terms. The Offeror expressly reserves the right not to so proceed or to proceed on terms different than those described herein.

        See the discussion under the section of the Offering Circular, "Canadian Federal Income Tax Considerations" below for a discussion of the tax consequences to Shareholders in the event of a going private transaction or other Subsequent Acquisition Transaction.

SOURCE OF FUNDS

        If all of the Common Shares to which the Offer relates are acquired pursuant to the Offer, the Offeror would require approximately U.S. $38,620,000 to purchase all of the outstanding Common Shares, as of the Expiry Date plus fees and expenses (together the "Offer Costs") to fund the Offer and the related costs. Wheaton River has agreed to fund or arrange for the funding of the Offeror and affiliates in an amount sufficient to satisfy the Offer Costs by way of equity investment and/or loans. Wheaton River has sufficient cash balances on hand and available credit to purchase the Common Shares and to pay related fees and expenses under the Offer.

REGULATORY MATTERS

Securities Ruling

        On September 11, 2003, Wheaton River and the Offeror filed an application with the British Columbia Securities Commission, as principal regulator, for the Securities Ruling.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Cassels Brock & Blackwell LLP, counsel to the Offeror, the following is a summary of the principal Canadian federal income tax considerations generally applicable to a Shareholder who sells Common Shares pursuant to the Offer or otherwise disposes of Common Shares pursuant to certain transactions described under the heading "Acquisition of Common Shares Not Deposited under the Offer".

        The summary is based on the current provisions of the Tax Act, the regulations thereunder, and counsel's understanding of the current published administrative policies and practices of CCRA. The summary also takes into account all specific proposals to amend the Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") although there is no certainty that such proposals will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action or changes in administrative practices of CCRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations. The provisions of provincial and territorial income tax legislation vary among provinces and territories in Canada and in some cases differ from federal income tax legislation.

        This summary is not applicable to a Shareholder who is a "specified financial institution", as defined in the Tax Act, or is otherwise a "financial institution" subject to the "mark-to-market" rules contained in the Tax Act. Such Shareholders should consult their own tax advisors.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular holder of Common Shares for which the Offer is being made. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

        For purposes of the Tax Act, all amounts relating to the Common Shares must be expressed in Canadian dollars including proceeds of disposition and adjusted cost base. Amounts denominated in U.S. dollars generally must be converted into Canadian dollars based on the prevailing U.S. dollar exchange rate at the relevant time.

Residents of Canada

        The following summary is generally applicable to a Shareholder who, for purposes of the Tax Act, and at all relevant times, is, or is deemed to be, resident in Canada, deals at arm's length with Miranda and the Offeror, is not affiliated with Miranda or the Offeror, and holds Common Shares as capital property. Common Shares will generally be considered capital property to a Shareholder unless the Shareholder holds such Common Shares in the course of carrying on a business, or the Shareholder has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain Shareholders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, treat Common Shares as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

Sale Pursuant to the Offer

        A Shareholder who disposes of Common Shares to the Offeror for cash pursuant to the Offer will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition received, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base of such Common Shares to the Shareholder.

        A Shareholder will be required to include one-half of the amount of any resulting capital gain (a "taxable capital gain") in income, and will generally be entitled to deduct one-half of the amount of any resulting capital loss (an "allowable capital loss") against taxable capital gains realized in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act. Capital gains realized by an individual or a trust, other than certain specified trusts, may be subject to alternative minimum tax. Shareholders should consult with their own tax advisors with respect to the alternative minimum tax provisions.

        A capital loss otherwise arising upon the disposition of a Common Share by a corporation may be reduced by dividends previously received or deemed to have been received thereon to the extent and under the circumstances prescribed in the Tax Act. Similar rules may apply where a corporation a partnership or a trust is a member of a partnership or a beneficiary of a trust that owns Common Shares. Shareholders to whom these rules may be relevant should consult their own tax advisors.

        A Shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional 6 2/3% refundable tax on certain investment income, generally including taxable capital gains.

  Compulsory Acquisition

        As described under the heading "Acquisition of Common Shares Not Deposited under the Offer — Compulsory Acquisition", the Offeror may, in certain circumstances, acquire Common Shares pursuant to Part 16 of the YBCA. The tax consequences to a Shareholder of a disposition of shares in such circumstances generally will be as described above under "Sale Pursuant to the Offer", but Shareholders whose Common Shares may be so acquired should consult their own tax advisors in this regard.

  Subsequent Acquisition Transaction

        If the compulsory acquisition provisions of Part 16 of the YBCA are not available, the Offeror may propose other means of acquiring, directly or indirectly, the remaining issued and outstanding Common Shares. The tax treatment of a Subsequent Acquisition Transaction to a Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, that described above. Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

        A Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Miranda with the Offeror and/or one or more of its affiliates pursuant to which Shareholders who have not tendered their Common Shares under the Offer would have their Common Shares exchanged on the amalgamation for redeemable preferred shares of the amalgamated corporation ("Redeemable Shares"), which shares would then be immediately redeemed for cash. Such a shareholder would not realize a capital gain or capital loss as a result of such exchange, and the aggregate cost to the Shareholder of the Redeemable Shares received would be equal to the aggregate of the adjusted cost base of the Common Shares to the holder immediately before the amalgamation.

        Upon redemption of the Redeemable Shares, the holder thereof would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to holders of such shares that are corporations as discussed below) equal to the amount, if any, by which the redemption price of the Redeemable Shares exceeds their paid-up capital for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for purposes of computing any capital gain or capital loss arising on the redemption of such shares. The treatment of any such capital gain (or capital loss) would generally be the same as that described above under "Sale Pursuant to the Offer".

        Under subsection 55(2) of the Tax Act, a holder that is a corporation may be required to treat all or a portion of the dividend otherwise deemed to have been received on the redemption of the Redeemable Shares as proceeds of disposition for the purpose of computing the holder's capital gain on the redemption of such shares. Accordingly, corporate Shareholders should consult their own tax advisors for specific advice with respect to the potential application of this provision. Subject to the potential application of this provision, any dividend deemed to be received by a corporation as a result of the redemption of the Redeemable Shares will be included in computing its income, but normally will also be deductible in computing its taxable income.

        A Shareholder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay the 33 1/3% refundable tax under Part IV of the Tax Act on a dividend deemed to be received on the Redeemable Shares to the extent that such dividend is deductible in computing the corporation's taxable income.

        In the case of a Shareholder who is an individual (including a trust), dividends deemed to be received as a result of the redemption of the Redeemable Shares will be included in computing the Shareholder's income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a taxable Canadian corporation.

        Under the current published administrative practice of CCRA, Shareholders who exercise their right of dissent in respect of an amalgamation should be considered to have disposed of their Common Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Shareholder therefor, other than interest awarded by the court. Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Shareholder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Shareholders should consult with their own tax advisors in this regard. The calculation and tax treatment of any such capital gain (or capital loss), or any such deemed dividend, will generally be the same as that described above.

        As an alternative to the amalgamation discussed above, the Offeror may propose an arrangement, consolidation, reclassification or other transaction. No opinion is expressed as to the tax consequences of any such transaction to a Shareholder.

  Non-Residents of Canada

        The following summary is generally applicable to a Shareholder who, for purposes of the Tax Act and any applicable income tax treaty, and at all relevant times, is not resident, nor deemed to be resident, in Canada, deals at arm's length with Miranda and the Offeror, is not affiliated with Miranda or the Offeror, holds Common Shares as capital property and does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada. The Tax Act contains provisions relevant to a non-resident insurer for whom Common Shares are "designated insurance property" which this summary does not take into account. Accordingly, such Shareholders should consult their own tax advisors.

        A non-resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Common Shares to the Offeror under the Offer or by virtue of a compulsory acquisition pursuant to Part 16 of the YBCA, unless those shares constitute "taxable Canadian property" to such Shareholder. Generally, Common Shares will not constitute taxable Canadian property to a non-resident Shareholder at a particular time provided that such Common Shares are listed on a prescribed stock exchange (which includes the TSX-V) and provided that at no time during the 60 month period immediately preceding the disposition did the non-resident Shareholder, persons with whom the non-resident Shareholder did not deal at arm's length, or the non-resident Shareholder together with such persons own (or have an interest in or option to acquire) 25% or more of the shares of any class or series of Miranda. The Common Shares may also be taxable Canadian property where the Shareholder elected to have them treated as taxable Canadian property upon ceasing to be a resident of Canada or where the Shareholder acquired the Common Shares in certain circumstances, including upon the disposition of other taxable Canadian property to Miranda, or a predecessor thereof.

        A non-resident Shareholder's capital gain (or capital loss) in respect of Common Shares that constitute taxable Canadian property will generally be computed in the manner described above under "Residents of Canada — Sale Pursuant to the Offer". However, even if the Common Shares are taxable Canadian property to a non-resident, any capital gain realized upon the disposition may be exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty to which Canada is a party. If the Common Shares constitute taxable Canadian property and the disposition of such Common Shares gives rise to a capital gain which is not exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty to which Canada is a party, the tax consequences as described above under "Residents of Canada — Sale Pursuant to the Offer" will generally apply. Non-resident Shareholders whose Common Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

        As described under the heading "Acquisition of Common Shares Not Deposited under the Offer — Compulsory Acquisition", the Offeror may, in certain circumstances, acquire Common Shares pursuant to Part 16 of the YBCA. If the Common Shares are not listed on a prescribed stock exchange (for the purposes of the Tax Act) at the time of disposition, the notification and withholding provisions of Section 116 of the Tax Act will apply to the non-resident Shareholder. Non-resident Shareholders whose Common Shares are being compulsorily acquired should consult their own tax advisors for advice having regard to their particular circumstances.

        If the Offeror does not acquire all the Common Shares pursuant to the Offer or by means of a compulsory acquisition, it may propose other means to acquire the remaining Common Shares. The tax treatment of such a transaction to a non-resident Shareholder will depend on the exact manner in which the transaction is carried out and may be substantially the same as or materially different than described above. A non-resident Shareholder may realize a capital gain or a capital loss and/or a deemed dividend. Dividends paid or deemed to be paid to a nonresident will be subject to Canadian withholding tax generally at a rate of 25%. Such rate may be reduced under the provisions of an applicable income tax treaty to which Canada is a party. Non-resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to such a transaction.

AGREEMENTS, ARRANGEMENTS OR UNDERSTANDINGS

        Other than as described below, there are no formal or informal arrangements, agreements, contracts or understandings made or proposed to be made between the Offeror and any of the directors or officers of Miranda and no payments or other benefits are proposed to be made or given by the Offeror by way of compensation for loss of office to such directors or officers remaining in or retiring from office as a result of the Offer. Except as set forth under "Agreements Relating to the Offer — Lock Up and Support Agreements", there are no agreements, arrangements or understandings, formal or informal, between the Offeror and any security holder of Miranda with respect to the Offer or between the Offeror and any person or company with respect to any securities of Miranda in relation to the Offer.

HOLDINGS OF SECURITIES OF MIRANDA

        Neither the Offeror nor any director or senior officer of the Offeror beneficially owns, directly or indirectly, or exercises control or direction over, or has the right to acquire, any securities of Miranda. To the knowledge of the directors and officers of the Offeror after reasonable enquiry, no securities of Miranda are owned, directly or indirectly, nor is control or direction over any securities of Miranda exercised, by any associate of a director or senior officer of the Offeror, by any person or company holding more than 10% of any class of equity securities of the Offeror or by any person or company acting jointly or in concert with the Offeror, nor does any such person or company have the right to acquire any securities of Miranda.

TRADING IN SECURITIES OF MIRANDA

        No securities of Miranda have been traded during the twelve-month period preceding the date of the Offer by the Offeror or by any director or senior officer of the Offeror or, to the knowledge of directors and officers of the Offeror after reasonable enquiry, by any associate of a director or senior officer of the Offeror, any person or company holding more than 10% of any class of equity securities of the Offeror or by any person or company acting jointly or in concert with the Offeror.

DEPOSITARY

        The Offeror has engaged the Depositary for the receipt of certificates in respect of Common Shares and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer and for the payment for Common Shares purchased by the Offeror pursuant to the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws.

ACCEPTANCE OF THE OFFER

        Except as set forth in "Agreements Relating to the Offer" and in the Miranda Directors' Circular accompanying this Offer, none of the Offeror, its associates and affiliates, directors and senior officers of the Offeror, or, to the knowledge of directors and officers of the Offeror, after reasonable enquiry, any associate of any of its directors and officers, any person holding more than 10% of any class of equity securities of the Offeror, or any person or company acting jointly or in concert with the Offeror, has any knowledge regarding whether any Shareholder will accept the Offer.

LEGAL MATTERS

        Legal matters on behalf of the Offeror will be passed upon by, and the opinion contained under "Canadian Federal Income Tax Considerations" has been provided by Cassels Brock & Blackwell LLP, counsel to the Offeror.

STATUTORY RIGHTS

        Securities legislation in certain of the provinces and territories of Canada provides holders of Common Shares with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is misrepresentation in a circular or a notice that is required to be delivered to the holders of Common Shares. However, such rights must be exercised within prescribed time limits. Holders of Common Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CONSENTS

To: The Directors of MMC Acquisition Limited

        We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" in the Offering Circular accompanying the Offer dated September 19, 2003 made by MMC Acquisition Limited to the holders of Common Shares of Miranda Mining Corporation.

Toronto, Ontario	(Signed) CASSELS BROCK & BLACKWELL LLP
September 19, 2003

APPROVAL AND CERTIFICATE

September 19, 2003

        The contents of this take-over bid circular have been approved and the sending hereof has been authorized by the Board of Directors of the Offeror. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and does not contain any misrepresentation likely to affect the value or the market price of the Common Shares.

MMC ACQUISITION LIMITED

(Signed) "IAN TELFER"
Chairman and Chief Executive Officer and Director

WHEATON RIVER MINERALS LTD.

(Signed) "IAN TELFER"
Chairman and Chief Executive Officer

On behalf of the Board of Directors

(Signed) "FRANK GIUSTRA" Director	(Signed) "NEIL WOODYER" Director

THE DEPOSITARY FOR THE OFFER IS:

         KINGSDALE SHAREHOLDER SERVICES INC.

By Mail, Hand or by Courier:
Scotia Plaza
40 King Street West
Suite 3600
Toronto, Ontario
M5H 3Y2
Attn: Shelly John
Telephone: 416-867-4550
Toll Free: 1-877-373-6007
Facsimile: 416-867-2271

The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

LETTER OF TRANSMITTAL

To accompany certificates for
Common Shares
of

MIRANDA MINING CORPORATION

To be Purchased pursuant to the Offer dated September 19, 2003 of

MMC ACQUISITION LIMITED

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME)
ON OCTOBER 27, 2003 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

        This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for common shares (the "Miranda Shares") of Miranda Mining Corporation ("Miranda") purchased pursuant to the offer (the "Offer") dated September 19, 2003 made by MMC Acquisition Limited (the "Offeror") to holders of Miranda Shares.

        Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer and Circular dated September 19, 2003 have the respective meanings set forth therein. The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal.

TO:	MMC ACQUISITION LIMITED
AND TO:	KINGSDALE SHAREHOLDER SERVICES, INC. at its office set out herein
(the "Depositary").

        The undersigned delivers to the Depositary the enclosed certificate(s) for Miranda Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Miranda Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

Certificate Number(s)	Name in which Registered	Number of Shares Purchased

TOTAL

(If space is insufficient, please attach a list in the above form.)

        The undersigned hereby acknowledges receipt of the Offer and Circular and represents and warrants that: (i) the undersigned has good and sufficient authority to deposit, sell and transfer without restriction the Miranda Shares represented by the enclosed certificate(s) (the "Purchased Shares") and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Purchased Shares to any other person; (ii) the undersigned or the person on whose behalf the Purchased Shares are being tendered has good title to and is the beneficial owner of such Purchased Shares; (iii) the deposit of the Purchased Shares complies with applicable securities laws; and (iv) when the Purchased Shares are accepted for payment by the Offeror, the Offeror will acquire good title to the Purchased Shares free from all liens, charges, encumbrances, claims and equities and in accordance with the following: IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED the undersigned, subject only to the provisions of the Offer regarding withdrawal, hereby irrevocably accepts the Offer for and in respect of the Purchased Shares, on and subject to the terms and conditions of the Offer and irrevocably assigns to the Offeror all of the right, title and interest of the undersigned in and to the Purchased Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests which may be declared, paid, accrued, issued, distributed, made or transferred (collectively, the "distributions") on or in respect of the Purchased Shares or any of them after, as well as the right of the undersigned to receive any and all distribution on or after the date of the public announcement of the Offer (collectively, the "Other Securities") effective on and after the date that the Offeror takes up and pays the Purchased Shares (the "Effective Date"). The undersigned hereby agrees to promptly pay or deliver the whole of any such Other Securities to the Depositary for the account of the Offeror, together with appropriate documentation of transfer.

        The undersigned hereby irrevocably constitutes and appoints the Depositary and any officer of the Offeror, and each of them, and any other person designated by the Offeror in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Purchased Shares taken up and paid for under the Offer and any Other Securities on such Purchased Shares with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (a) register or record the transfer of such Purchased Shares and Other Securities; (b) for as long as any of such Purchased Shares are registered or recorded in the name of the undersigned (whether or not they are now so registered or recorded), execute and deliver (provided the same is not contrary to applicable law), as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of any such Purchased Shares and Other Securities, and to designate in any such instruments of proxy any person or persons as the proxyholder of the undersigned in respect of such Purchased Shares and Other Securities; (c) execute, endorse and negotiate any cheques or other instruments representing any such Other Securities payable to or to the order of the undersigned; and (d) exercise any rights of the undersigned with respect to such Purchased Shares and Other Securities.

        The undersigned hereby revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Purchased Shares (or any of them) and any and all Other Securities. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Purchased Shares and any Other Securities by or on behalf of the undersigned, unless the Purchased Shares are not taken up and paid for under the Offer.

        The undersigned hereby agrees not to vote any of the Purchased Shares taken up and paid for under the Offer, or Other Securities consisting of securities, at any meeting and not to exercise any of the other rights or privileges attaching to any of such Purchased Shares or Other Securities, or otherwise act with respect thereto. The undersigned hereby agrees further to execute and deliver to the Offeror, provided such execution and delivery is not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of the Offeror, any and all instruments of proxy, authorization or consent, in form and on terms satisfactory to the Offeror, in respect of any such Purchased Shares or Other Securities. The undersigned hereby agrees further to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxyholder of the undersigned in respect of such Purchased Shares or Other Securities.

        The undersigned hereby covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to convey the Purchased Shares and Other Securities effectively to the Offeror.

2

        Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, the deposit of Miranda Shares pursuant to this Letter of Transmittal is irrevocable.

        In the case of a Shareholder who is resident of Canada or resident of any country other than Canada in which the cheque may be lawfully delivered, the undersigned instructs the Offeror and the Depositary, upon the Offeror taking up the Purchased Shares, to issue or cause to be issued the cheque in payment for such Purchased Shares and to mail same by first class insured mail, postage prepaid, or to hold such cheque for pick-up, in accordance with the instructions outlined below. Shareholders who are residents of Mexico may elect to have the cheque delivered by overnight courier, at their expense, by so indicating on the attached form. Should any Purchased Shares not be purchased, the deposited certificates and other relevant documents shall be returned in accordance with the instructions in the preceding sentence. The undersigned acknowledges that the Offeror has no obligation to accept the transfer of any Purchased Shares if the Offeror does not purchase any of the Purchased Shares.

        By reason of the use by the undersigned of an English language form of this Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre et son acceptation par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient redigés exclusivement en langue anglaise.

3

BLOCK A
ISSUE CHEQUE IN NAME OF: (please print):

(Name)

(Street Address and Number)
(City and Province or State)
(Country and Postal (Zip) Code)
(Telephone — Business Hours)
(Social Insurance or Social Security Number)

BLOCK B
SEND CHEQUE TO: [(Unless Block "C" is checked)]
☐ Send Cheque via Courier (Residents of Mexico only)
(Name)

(Street Address and Number)

(City and Province or State)
(Country and Postal (Zip) Code)

BLOCK C — SPECIAL PICK-UP INSTRUCTIONS
☐ HOLD FOR PICK-UP AT THE OFFICE OF DEPOSITARY

BLOCK D (U.S. Shareholders only)
U.S. Shareholders must provide their Taxpayer Identification Number
(Complete Substitute Form W-9 attached hereto)

Signature guaranteed by (if required under Instruction 3):	Dated:
Authorized Signature	Signature of Shareholder or Authorized Representative (see Instruction 5)
Name of Guarantor (please print or type)	Name of Shareholder (please print or type)
Address (please print or type)	Name of Authorized Representative (please print or type) (if applicable)

4

Name:
Business Name, if different from above:
Check appropriate box:	☐ Individual/Sole Proprietor	☐ Corporation
	☐ Partnership	☐ Other
Address:

SUBSTITUTE FORM W-9 Department of the Treasury Internal Revenue Service	Part I: PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.	Social Security Number OR Employer Identification Number (if awaiting TIN write "Applied For")

Payor's Request for Taxpayer Identification Number ("TIN")	Part II: For Payees exempt from backup withholding, see the attached Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 and complete as instructed therein.

Certification — Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a Taxpayer Identification Number to be issued to me);

(2) I am not subject to backup withholding either because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3) I am a U.S. person (including a U.S. resident alien).

CERTIFICATION INSTRUCTIONS — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because you have failed to report all interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines.)
The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature		Date

NOTE:	FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 30% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

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GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

        GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER. — Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

For this type of account:		Give the SOCIAL SECURITY number of —

1.	An individual's account	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)
3.	Husband and wife	The actual owner of the account or, if joint funds, either person(1)
4.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
5.	Adult and minor (joint account)	The adult or, if the minor is the only contributor, the minor(1)
6.	Account in the name of guardian or committee for a designated ward, minor, or incompetent person	The ward, minor, or incompetent person(3)
7.	a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
	b. So-called trust account that is not a legal or valid trust under State law	The actual owner(1)

For this type of account:		Give the EMPLOYER IDENTIFICATION number of —

8.	Sole proprietorship account	The owner(4)
9.	A valid trust, estate, or pension trust	The legal entity (Do not furnish the identifying number of personal representative or trustee unless the legal entity itself is not designated in the account title.)(5)
10.	Corporate account	The corporation
11.	Religious, charitable, or educational organization account	The organization
12.	Partnership account	The partnership
13.	Association, club, or other tax-exempt organization	The organization
14.	A broker or registered nominee	The broker or nominee
15.	Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)
List first and circle the name of the person whose number you furnish.

(2)
Circle the minor's name and furnish the minor's social security number.

(3)
Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.

(4)
Show the name of the owner. If the owner does not have an employer identification number, furnish the owner's social security number.

(5)
List first and circle the name of the legal trust, estate, or pension trust.

NOTE:	If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

OBTAINING A NUMBER

If you do not have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card (for individuals), or Form SS-4, Application for Employer Identification Number (for businesses and all other entities), at the local office of the Social Security Administration or the Internal Revenue Service (the "IRS") and apply for a number.

PAYEES AND PAYMENTS EXEMPT FROM BACKUP WITHHOLDING

The following is a list of payees which may be exempt from backup withholding and for which no information reporting is required. For interest and dividends, all listed payees are exempt except item (9). For broker transactions, payees listed in items (1) through (13) and a person registered under the Investment Advisors Act of 1940 who regularly acts as a broker are exempt. Payments subject to reporting under sections 6041 and 6041A are generally exempt from backup withholding only if made to payees described in items (1) through (7), except a corporation (other than certain hospitals described in Regulations section 1.6041-3(c)) that provides medical and health care services or bills and collects payments for such services is not exempt from backup withholding or information reporting. Only payees described in items (1) through (5) are exempt from backup withholding for barter exchange transactions and patronage dividends.

(1)
An organization exempt from tax under section 501(a), or an IRA, or a custodial account under section 403(b)(7), if the account satisfies the requirements of section 401(f)(2).

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(2)
The United States or any of its agencies or instrumentalities.

(3)
A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

(4)
A foreign government or any of its political subdivisions, agencies or instrumentalities.

(5)
An international organization or any of its agencies or instrumentalities.

(6)
A corporation.

(7)
A foreign central bank of issue.

(8)
A dealer in securities or commodities required to register in the United States, the District of Columbia or a possession of the United States.

(9)
A futures commission merchant registered with the Commodity Futures Trading Commission.

(10)
A real estate investment trust.

(11)
An entity registered at all times during the tax year under the Investment Company Act of 1940.

(12)
A common trust fund operated by a bank under section 584(a).

(13)
A financial institution.

(14)
A middleman known in the investment community as a nominee or listed in the most recent publication of the American Society of Corporate Secretaries, Inc., Nominee List.

(15)
A trust exempt from tax under section 664 or described in section 4947.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

  •
  Payments to nonresident aliens subject to withholding under section 1441.

  •
  Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident alien partner.

  •
  Payments of patronage dividends where the amount received is not paid in money.

  •
  Payments made by certain foreign organizations.

  •
  Section 404(k) distributions made by an ESOP.

Payments of interest not generally subject to backup withholding include the following:

  •
  Payments of interest on obligations issued by individuals. NOTE: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.

  •
  Payments of tax-exempt interest (including exempt-interest dividends under section 852).

  •
  Payments described in section 6049(b)(5) to non-resident aliens.

  •
  Payments on tax-free covenant bonds under section 1451.

  •
  Payments made by certain foreign organizations.

  •
  Mortgage or student loan interest paid to you.

EXEMPT PAYEES DESCRIBED ABOVE SHOULD FILE SUBSTITUTE FORM W-9 TO AVOID POSSIBLE ERRONEOUS BACKUP WITHHOLDING. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER. IF YOU ARE A NON-RESIDENT ALIEN OR A FOREIGN ENTITY NOT SUBJECT TO BACKUP WITHHOLDING, FILE WITH PAYER A COMPLETED INTERNAL REVENUE FORM W-8 (CERTIFICATE OF FOREIGN STATUS).

Certain payments other than interest, dividends and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see regulations under sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.

PRIVACY ACT NOTICE. — Section 6109 of the Internal Revenue Code requires you to give your correct taxpayer identification number to persons who must file information returns to the IRS to report interest, dividends, and certain other income paid to you. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws.

You must provide your tax identification number whether or not you are required to file a tax return. Payers must generally withhold 30% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1)
PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. — If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)
CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. — If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3)
CRIMINAL PENALTY FOR FALSIFYING INFORMATION. — Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE

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INSTRUCTIONS

1.     Use of Letter of Transmittal

  (a)
  This Letter of Transmittal (or a manually signed facsimile copy thereof) together with accompanying certificates representing the Purchased Shares are to be sent to the Depositary at the office specified below.

  (b)
  The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Miranda Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Offeror recommends that the necessary documentation be hand delivered to the Depositary at its Toronto office specified below and a receipt obtained therefor; otherwise the use of pre-paid first class insured mail with return receipt requested, is recommended. Shareholders whose Miranda Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Shares.

2.     Signatures

  This Letter of Transmittal must be completed, dated and signed by the holder of Miranda Shares described above or by such holder's duly authorized representative (in accordance with Instruction 5 below).

  (a)
  If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, if such certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

  (b)
  If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

  (i)
  such certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

  (ii)
  the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3 below.

3.     Guarantee of Signatures

  If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Miranda Shares, or if a cheque is to be sent to a person other than such registered owner(s) such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

4.     Fiduciaries, Representatives and Authorizations

  Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Miranda, the Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5.     Miscellaneous

  (a)
  If the space on this Letter of Transmittal is insufficient to list all certificates for Shares, additional certificate numbers and number of Shares may be included on a separate signed list affixed to this Letter of Transmittal.

  (b)
  If Shares are registered in different forms (e.g. "John Doe" and "J. Doe") a separate Letter of Transmittal should be signed for each different registration.

8

  (c)
  No alternative, conditional or contingent deposits will be accepted.

  (d)
  This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

  (e)
  Additional copies of the Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at its respective offices at the addresses listed below.

6.     Lost Certificates

  If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements.

7.     Substitute Form W-9

  Each U.S. Shareholder depositing Miranda Shares is required to properly complete and provide a Substitute Form W-9 which is attached hereto. Failure to provide a properly completed Substitute Form W-9 will subject the depositing Shareholder to a 30% U.S. federal backup withholding tax on payments to be received by such Shareholder. If backup withholding applies, 30% of the amounts otherwise payable to the Shareholder will be withheld as backup withholding tax. Backup withholding tax is not an additional tax. Rather, the federal income taxes payable by persons subject to backup withholding will be reduced by the amount of any backup withholding tax that is withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained from the Internal Revenue Service.

9

THE DEPOSITARY IS:

         KINGSDALE SHAREHOLDER SERVICES LTD.

By Mail, Hand or by Courier:

Scotia Plaza
40 King Street West
Suite 3600
Toronto, Ontario
M5H 3Y2

Attn: Shelly John
Telephone: 416-867-4550
Toll Free: 1-877-373-6007
Facsimile: 416-867-2271

Any questions and requests for assistance may be directed by holders of Shares to the Depositary at its office or telephone number set out above.

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for Deposit of Common Shares of

MIRANDA MINING CORPORATION

        This Notice of Guaranteed Delivery must be used to accept the offer dated September 19, 2003 (the "Offer") made by MMC Acquisition Limited (the "Offeror") for common shares (the "Miranda Shares") of Miranda Mining Corporation ("Miranda") if certificates for the Miranda Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiry Time of the Offer (5:00 p.m. (Toronto time) on October 27, 2003 unless extended). This Notice of Guaranteed Delivery may be delivered by hand, mailed or transmitted by facsimile transmission to the Toronto office of the Depositary set forth below.

        The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used and not defined in this Notice of Guaranteed Delivery which are defined in the Offer and Circular dated September 19, 2003 shall have the respective meanings set out in the Offer and Circular.

To: the Depositary, KINGSDALE SHAREHOLDER SERVICES, INC.

By Mail or Hand:

Scotia Plaza
40 King Street West
Suite 3600
Toronto, Ontario
M5H 3Y2

Attention: Shelly John
Telephone: 416-867-4550
Toll Free: 1-877-373-6007
Facsimile: 416-867-2271

        Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile number other than as set forth above does not constitute a valid delivery.

        This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution (as such term is defined below), such signature must appear in the applicable space in the Letter of Transmittal.

        The undersigned hereby deposits with the Offeror upon the terms and subject to the conditions set forth in the Offer, Circular and the related Letter of Transmittal, the receipt of which is hereby acknowledged, the Miranda Shares listed below, pursuant to the Guaranteed Delivery procedures set forth in Section 3 of the Offer.

Certificate Number(s) (if available)	Name & Address of Shareholder (please print)	Number of Shares

TOTAL MIRANDA SHARES

Dated:	Telephone (Business Hours) ( )	Signature

GUARANTEE

        The undersigned a Canadian chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (an "Eligible Institution") guarantees delivery to the Depositary of the certificates representing the Miranda Shares deposited hereby, in proper form for transfer with a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or an originally signed facsimile copy thereof, and all other documents required by the Letter of Transmittal, all on or before 4:30 p.m. (at the place of deposit) on the third trading day on The TSX Venture Exchange after the Expiry Date.

Name of Firm:	Authorized Signature:
Address of Firm:	Name:
Title:
Telephone Number:	Dated:

NOTE: DO NOT SEND CERTIFICATES FOR MIRANDA SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR MIRANDA SHARES SHOULD BE SENT WITH THE LETTER OF TRANSMITTAL.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following documents are filed as exhibits to this registration statement:

99.1
Press Release dated September 3, 2003.

99.2
Material Change Report of Wheaton River Minerals Ltd. dated September 12, 2003.

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings.

        (a)    The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the U.S. Securities and Exchange Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

        (b)    The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

Item 2. Consent to Service of Process.

        (a)    At the time of filing this Schedule, the bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

        (b)    Any change to the name or address of the registrant's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV
SIGNATURES

        By signing this Schedule, the bidder consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant's designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHEATON RIVER MINERALS LTD.

By:	/s/ IAN TELFER Ian Telfer, Chairman and Chief Executive Officer

Date: September 19, 2003

EXHIBIT INDEX

99.1
Press Release dated September 3, 2003.

99.2
Material Change Report of Wheaton River Minerals Ltd. dated September 12, 2003.

QuickLinks

PART I INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
FORWARD LOOKING STATEMENTS
TABLE OF CONTENTS
SUMMARY
DEFINITIONS
OFFER TO PURCHASE
OFFERING CIRCULAR
THE OFFEROR
WHEATON RIVER MINERALS LTD.
MIRANDA MINING CORPORATION
BACKGROUND TO THE OFFER
PURPOSE OF THE OFFER AND PLANS FOR MIRANDA
AGREEMENTS RELATING TO THE OFFER
COMMITMENTS TO ACQUIRE SECURITIES OF MIRANDA
MATERIAL CHANGES
INFORMATION CONCERNING SECURITIES OF MIRANDA
ACQUISITION OF COMMON SHARES NOT DEPOSITED UNDER THE OFFER
SOURCE OF FUNDS
REGULATORY MATTERS
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
AGREEMENTS, ARRANGEMENTS OR UNDERSTANDINGS
HOLDINGS OF SECURITIES OF MIRANDA
TRADING IN SECURITIES OF MIRANDA
DEPOSITARY
ACCEPTANCE OF THE OFFER
LEGAL MATTERS
STATUTORY RIGHTS
CONSENTS
APPROVAL AND CERTIFICATE
THE DEPOSITARY FOR THE OFFER IS
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9
THE DEPOSITARY IS
GUARANTEE
PART II INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
PART III UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
PART IV SIGNATURES